                             BROADWAY STORES, INC.

                    NOTICE OF ACTION BY WRITTEN CONSENT AND
                      AVAILABILITY OF APPRAISAL RIGHTS AND
                             CERTAIN OTHER MATTERS

To the Holders of Series A Preferred Stock of

  Broadway Stores, Inc. as of March 20, 1996



         NOTICE IS HEREBY GIVEN pursuant to Sections 228(d) and 262(d)(2) of the General Corporation Law of the State of Delaware (the "DGCL"), that the merger (the "Merger") of a wholly owned subsidiary ("Merger Sub") of Federated Department Stores, Inc. ("Federated") with and into Broadway Stores, Inc. ("Broadway") has been approved pursuant to a written consent signed by the holder of a majority of the outstanding stock of Broadway entitled to vote thereon and is expected to become effective on April 17, 1996 (the time of such effectiveness being the "Effective Time"). Pursuant to the Agreement and Plan of Merger ("Merger Agreement"), dated as of March 20, 1996, by and among Broadway, Federated, and Merger Sub, at the Effective Time (i) each one one-thousandth of a share of Series A Preferred Stock, par value $0.01 per share, of Broadway ("Broadway Preferred Stock") outstanding immediately prior thereto will be converted into the right to receive from Federated $0.50 in cash (the "Merger Price"), without interest thereon, subject to the rights of holders thereof to seek an appraisal of their shares, and (ii) Broadway will become a wholly owned subsidiary of Federated.


         BROADWAY'S BOARD OF DIRECTORS BELIEVES THAT THE MERGER PRICE IS GREATER THAN THE VALUE OF ONE ONE-THOUSANDTH OF A SHARE OF BROADWAY PREFERRED STOCK (EXCLUSIVE OF ANY ELEMENT OF VALUE ATTRIBUTABLE TO THE MERGER). BROADWAY'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AND DETERMINED THAT THE MERGER IS FAIR TO HOLDERS OF BROADWAY PREFERRED STOCK . SEE "SPECIAL FACTORS -- DETERMINATIONS BY THE BOARD; FAIRNESS OF THE MERGER."

         IN ORDER TO RECEIVE PAYMENT OF THE MERGER PRICE AFTER THE EFFECTIVE TIME, A PROPERLY COMPLETED LETTER OF TRANSMITTAL IN THE FORM ENCLOSED HEREWITH, TOGETHER WITH CERTIFICATES REPRESENTING SHARES (OR FRACTIONS THEREOF) OF BROADWAY PREFERRED STOCK (INCLUDING, TO THE EXTENT NOT PREVIOUSLY EXCHANGED, CERTIFICATES WHICH FORMERLY REPRESENTED SHARES OF SERIES A PREFERRED STOCK OF BROADWAY OUTSTANDING PRIOR TO THE MERGER OF A SUBSIDIARY OF FEDERATED WITH AND INTO BROADWAY ON OCTOBER 11, 1995 AND WHICH, AS A RESULT OF SUCH MERGER, PRESENTLY REPRESENT A NUMBER OF SHARES (OR FRACTIONS THEREOF) OF BROADWAY PREFERRED STOCK EQUAL TO THE NUMBER OF SHARES OF SERIES A PREFERRED STOCK FORMERLY REPRESENTED THEREBY DIVIDED BY 1,000), MUST BE DELIVERED TO THE BANK OF NEW YORK, AS PAYING AGENT, BY MAIL, HAND DELIVERY, OR OVERNIGHT COURIER IN THE MANNER SET FORTH IN THE LETTER OF TRANSMITTAL.


         Under the DGCL, persons who are holders of record of Broadway Preferred Stock have the right to dissent and demand an appraisal of their shares (or fractions thereof) and to be paid in cash for the appraised value thereof (which could be less than or greater than the Merger Price). Such persons who demand to have their shares (or fractions thereof) appraised and who comply with the other applicable provisions of the DGCL will be entitled to receive the "fair value" of their shares (or fractions thereof) pursuant to the procedures discussed more fully in the accompanying Information Statement under the caption "The Merger -- Appraisal Rights of Dissenting Stockholders." Any such person who wishes to exercise this right to an appraisal must do so on or before April 17, 1996, by making a written demand to Broadway. Appraisal demands will not be accepted unless made by or on behalf of persons who are holders of record of Broadway Preferred Stock. Reference is made to the information in the accompanying Information Statement under the caption "The Merger -- Appraisal Rights of Dissenting Stockholders" and to Annex I attached thereto for detailed information concerning appraisal rights and the manner in which they are to be perfected.


         Please read carefully the accompanying Information Statement and the Annexes thereto (which constitute part of this Notice) and the other materials enclosed herewith for additional information regarding the Merger and related matters.

         THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.



                                        BROADWAY STORES, INC.

                             INFORMATION STATEMENT

                            CONCERNING THE MERGER OF
               A SUBSIDIARY OF FEDERATED DEPARTMENT STORES, INC.
                                 WITH AND INTO

                             BROADWAY STORES, INC.


         This Information Statement is being sent on March 28, 1996 to the holders of record of Series A Preferred Stock, par value $0.01 per share ("Broadway Preferred Stock"), of Broadway Stores, Inc. ("Broadway") as of March 20, 1996 in connection with the proposed merger (the "Merger") of Broadway Merger Sub, Inc. ("Merger Sub"), a wholly owned subsidiary of Federated Department Stores, Inc. ("Federated"), with and into Broadway. The Merger is to be consummated pursuant to the terms of the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 20, 1996, by and among Broadway, Merger Sub and Federated and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"). The Merger Agreement was approved by Broadway's Board of Directors and adopted pursuant to a written consent signed by Federated, as the holder of all of the issued and outstanding shares of Common Stock, par value $0.01 per share, of Broadway ("Broadway Common Stock"), which constitute approximately 98% of the total combined voting power of the Broadway Common Stock and the Broadway Preferred Stock. As a result of such written consent, no further action by the stockholders of Broadway is necessary to approve or consummate the Merger and no such approval is sought. No meeting of the stockholders of Broadway will be held. The Merger is expected to become effective on April 17, 1996.



         Pursuant to the terms of the Merger Agreement and Section 251 of the DGCL, at the effective time of the Merger (the "Effective Time") each one-one thousandth of a share of Broadway Preferred Stock outstanding immediately prior thereto will be converted into the right to receive from Federated $0.50 in cash (the "Merger Price"), without interest thereon, subject to the rights of holders thereof to seek an appraisal of their shares. In order to receive payment of the Merger Price after the Effective Time, a properly completed Letter of Transmittal in the form enclosed herewith, together with certificates representing shares (or fractions thereof) of Broadway Preferred Stock (including, to the extent not previously exchanged, certificates which formerly represented shares of Series A Preferred Stock of Broadway outstanding prior to the merger of a subsidiary of Federated with and into Broadway on October 11, 1995 and which, as a result of such merger, presently represent a number of shares (or fractions thereof) of Broadway Preferred Stock equal to the number of shares of Series A Preferred Stock formerly represented thereby divided by 1,000), must be delivered to The Bank of New York, as paying agent, by mail, hand delivery, or overnight courier in the manner set forth in the Letter of Transmittal. In the event the Merger Agreement is terminated without the Merger being consummated, certificates delivered to the paying agent will be promptly returned.


         BROADWAY'S BOARD OF DIRECTORS BELIEVES THAT THE MERGER PRICE IS GREATER THAN THE VALUE OF ONE ONE-THOUSANDTH OF A SHARE OF BROADWAY PREFERRED STOCK (EXCLUSIVE OF ANY ELEMENT OF VALUE ATTRIBUTABLE TO THE MERGER). BROADWAY'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AND DETERMINED THAT THE MERGER IS FAIR TO HOLDERS OF BROADWAY PREFERRED STOCK . SEE "SPECIAL FACTORS -- DETERMINATIONS BY THE BOARD; FAIRNESS OF THE MERGER."

         This Information Statement is accompanied by a notice under Section 228(d) of the DGCL that the Merger has been approved by the holders of a majority of outstanding stock of Broadway entitled to vote thereon. The accompanying notice is also a notice of the availability of appraisal rights pursuant to Section 262(d)(2) of DGCL. Under Section 262 of the DGCL, holders of Broadway Preferred Stock who do not wish to accept the Merger Price have the right to seek an appraisal of the "fair value" of their shares (which could be less than or greater than the Merger Price). For a discussion of the rights of holders of Broadway Preferred Stock to seek such an appraisal, see "The Merger -- Appraisal Rights of Dissenting Stockholders."

         This Information Statement is also accompanied by Broadway's Annual Report on Form 10-K for the fiscal year ended January 28, 1995 and its Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 1995. These reports contain additional information regarding Broadway and should be read together with the information set forth herein. For a discussion of the availability of additional reports and other information regarding Broadway and Federated, see "Additional Information."

         NO PROXIES OR CONSENTS ARE BEING SOLICITED IN CONNECTION WITH THE MERGER AND YOU ARE REQUESTED NOT TO SUBMIT A PROXY OR CONSENT.

         THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                               TABLE OF CONTENTS



                                                                                                              Page
                                                                                                              ----
INTRODUCTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1

SPECIAL FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1
         Background of the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1
         Terms of Broadway Preferred Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        3
         Determinations by the Board; Fairness of the Merger  . . . . . . . . . . . . . . . . . . . .        4
         Purpose of the Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        7
         Interests of Certain Persons in the Merger . . . . . . . . . . . . . . . . . . . . . . . . .        8
         Certain Effects of the Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        8
         Absence of Organized Trading Market  . . . . . . . . . . . . . . . . . . . . . . . . . . . .        8
         Plans for Broadway After the Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . .        9

THE MERGER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        9
         The Merger Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        9
         Regulatory Approvals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       10
         Certain Federal Income Tax Consequences  . . . . . . . . . . . . . . . . . . . . . . . . . .       10
         Accounting Treatment of the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       11
         Surrender of Certificates; Payment to Stockholders . . . . . . . . . . . . . . . . . . . . .       11
         Appraisal Rights of Dissenting Stockholders  . . . . . . . . . . . . . . . . . . . . . . . .       12
         Source and Amount of Funds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       14
         Fees and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       14

CERTAIN INFORMATION CONCERNING BROADWAY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       15
         General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       15
         Directors and Executive Officers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       15
         Security Ownership of Certain Beneficial Owners  . . . . . . . . . . . . . . . . . . . . . .       15
         Selected Financial Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       16

CERTAIN INFORMATION CONCERNING FEDERATED
  AND MERGER SUB  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       19
         General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       19
         Directors and Executive Officers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       19
         Selected Financial Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       21
         Merger Sub . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       24

ADDITIONAL INFORMATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       25

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE . . . . . . . . . . . . . . . . . . . . . . . . . . .       25

MISCELLANEOUS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       25


ANNEX I    --     Section 262 of the Delaware General Corporation Law
ANNEX II   --     Opinion of Houlihan Lokey Howard & Zukin, Inc.
ANNEX III  --     Agreement and Plan of Merger






                                      (i)

To the Holders of Series A Preferred Stock of

Broadway Stores, Inc. as of March 20, 1996:


                                  INTRODUCTION


         This Information Statement is being furnished to the holders of Series A Preferred Stock, par value $0.01 per share ("Broadway Preferred Stock"), of Broadway Stores, Inc. ("Broadway") as of March 20, 1996 (the "Record Date") in connection with the proposed merger (the "Merger") of Broadway Merger Sub, Inc. ("Merger Sub"), a wholly owned subsidiary of Federated Department Stores, Inc. ("Federated"), with and into Broadway. The Merger is to be consummated pursuant to the terms of the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 20, 1996, by and among Broadway, Merger Sub and Federated and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"). The Merger Agreement was approved by Broadway's Board of Directors and adopted pursuant to a written consent signed by Federated, as the holder of all of the issued and outstanding shares of Common Stock, par value $0.01 per share, of Broadway ("Broadway Common Stock"), which constitute approximately 98% of the total combined voting power of the Broadway Common Stock and the Broadway Preferred Stock. As a result of such written consent, no further action by the stockholders of Broadway is necessary to approve or consummate the Merger and no such approval is sought. No meeting of the stockholders of Broadway will be held. The Merger is expected to become effective on April 17, 1996.


         BROADWAY'S BOARD OF DIRECTORS BELIEVES THAT THE MERGER PRICE IS GREATER THAN THE VALUE OF ONE ONE-THOUSANDTH OF A SHARE OF BROADWAY PREFERRED STOCK (EXCLUSIVE OF ANY ELEMENT OF VALUE ATTRIBUTABLE TO THE MERGER). BROADWAY'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AND DETERMINED THAT THE MERGER IS FAIR TO HOLDERS OF BROADWAY PREFERRED STOCK . SEE "SPECIAL FACTORS -- DETERMINATIONS BY THE BOARD; FAIRNESS OF THE MERGER."


                                SPECIAL FACTORS

BACKGROUND OF THE MERGER

         Prior to August 14, 1995, all of the issued and outstanding shares of common stock of Broadway ("Old Broadway Common Stock") and all of the issued and outstanding shares of preferred stock of Broadway ("Old Broadway Preferred Stock") were owned by persons other than Federated. On August 14, 1995, Broadway, Federated and a wholly owned subsidiary of Federated ("Newco") entered into a merger agreement (the "1995 Merger Agreement") providing for, among other things, the merger of Newco with and into Broadway (the "1995 Merger"). Concurrently therewith, Federated and Zell/Chilmark Fund, L.P., the former majority stockholder of Broadway (the "Majority Stockholder"), entered into an agreement (the "Stock Agreement") providing for, among other things, the voting by the Majority Stockholder of all of its shares of Old Broadway Common Stock in favor of the adoption of the 1995 Merger Agreement and the grant by the Majority Stockholder to Federated of an option to purchase all of the Majority Stockholder's shares of Old Broadway Common Stock. Certain events leading up to the execution of the 1995 Merger Agreement and the Stock Agreement, insofar as Federated was involved therein, are described below.

         On April 20, 1995, Broadway announced that it was exploring the possible sale of its Southwest Division ("Broadway-Southwest"), which comprised 12 department stores located outside California. Federated, along with a number of other companies, subsequently entered into a confidentiality agreement with Broadway and reviewed certain information provided by Broadway relating to the possible sale of Broadway-Southwest. In May 1995, representatives of Federated informed representatives of Broadway that Federated had determined not to pursue the possible purchase of Broadway-Southwest. At that time, representatives of Federated also informed representatives of Broadway that Federated might be interested in exploring the possibility of a larger transaction involving Broadway. During June and July of 1995, Broadway furnished Federated additional information regarding Broadway's business and assets. On August 9, 1995, representatives of Broadway, the Majority Stockholder, and Federated met to discuss a possible business combination of Broadway and Federated. At that meeting, representatives of Federated indicated that Federated had not concluded its due diligence analysis of Broadway, but based upon its review to date it would be willing to consider a possible transaction in which Federated would acquire Broadway in a stock-for-stock merger having a value within a specified range of possible values. Federated indicated that it would not proceed to complete its due diligence or negotiate the terms of an acquisition in that value range unless Federated were given assurances by both Broadway and the Majority Stockholder that neither of them would simultaneously pursue alternative transactions or disclose Federated's indicated range of possible values to third parties. Federated also indicated that the terms of any transaction would have to be supported by the Majority Stockholder and otherwise be structured so that the transaction had a high likelihood of consummation. Representatives of Broadway and the Majority Stockholder indicated that they were willing to provide Federated with the protections that Federated requested only in connection with a transaction at the higher end of Federated's indicated range of possible values. Although no agreements were then reached with respect to the terms of a possible transaction, at the conclusion of the meeting on August 9, 1995 representatives of Broadway and the Majority Stockholder informed representatives of Federated that Broadway and the Majority Stockholder would negotiate exclusively with Federated for a limited period of time through Noon, Eastern Time, on August 14, 1995 (which time was thereafter extended by Broadway and the Majority Stockholder at Federated's request to the end of the day on August 14, 1995) so as to permit Federated to conclude its due diligence and the parties to negotiate the terms of a possible transaction. During the period from August 10, 1995 through August 14, 1995, Federated completed its due diligence review and Federated and Broadway engaged in intensive negotiations of the terms of the 1995 Merger Agreement. The negotiations between Federated and Broadway culminated in the approval on August 14, 1995 of the 1995 Merger Agreement by each of Federated's and Broadway's Board of Directors. In the course of those negotiations, Federated insisted on certain contractual protections to ensure that the 1995 Merger would be consummated, including a requirement that Broadway pay Federated a termination fee of $100.0 million in the event that the 1995 Merger were not consummated. Following Broadway's refusal to agree to any termination fee, Federated indicated that it would be willing to proceed without a termination fee only on the condition that the Majority Stockholder grant Federated an option on the Majority Stockholder's shares of Old Broadway Common Stock and agree to vote those shares in favor of the 1995 Merger. Following the conclusion of the foregoing negotiations, the relevant parties executed the 1995 Merger Agreement and the Stock Agreement. Additional information regarding the 1995 Merger is contained in Federated's Registration Statement on Form S-4 (Registration No. 33-62077), which may be inspected and copied or obtained as described in "Additional Information."

         Following the adoption of the 1995 Merger Agreement by the former stockholders of Broadway at a special meeting convened for such purpose, the 1995 Merger was consummated on October 11, 1995. At the effective time of the 1995 Merger, (i) each then-outstanding share of Old Broadway Common Stock was converted into the right to receive 0.27 shares of common stock of Federated (the "Federated Common Stock"), (ii) each then-outstanding share of Old Broadway Preferred Stock was converted into one one-thousandth of a share of Broadway Preferred Stock, and (iii) each then-outstanding share of common stock of Newco was converted into 370.44 shares of Broadway Common Stock. As a result of the 1995 Merger, Federated owns all of the outstanding shares of Broadway Common Stock, which constitute approximately 98% of the total combined voting power of the Broadway Common Stock and the Broadway Preferred Stock. In addition, the directors and officers of Newco, each of whom was and continues to be an employee of Federated, became the directors and officers of Broadway.

         The rights and preferences of the Broadway Preferred Stock (which are described below under "-- Terms of the Broadway Preferred Stock") were designed such that one one-thousandth of a share of Broadway Preferred Stock would have rights and preferences substantially identical to those of one share of Old Broadway Preferred Stock. Prior to the 1995 Merger, each outstanding share of Old Broadway Preferred Stock was exchangeable for one warrant (an "Old Broadway Warrant") to purchase one share of Old Broadway Common Stock for a purchase price of $17.00. As a result of the 1995 Merger, each Old Broadway Warrant became and continues to be exercisable to purchase 0.27 shares of Federated Common Stock for a purchase price of $17.00 (i.e., $62.96 per whole share of Federated Common Stock). Similarly, each one one- thousandth of a share of Broadway Preferred Stock is exchangeable for one warrant (a "Broadway Warrant") to purchase 0.27 shares of Federated Common Stock for a purchase price of $17.00 (i.e., a purchase price equal to $62.96 per whole share of Federated Common Stock). The last reported sale price for shares of Federated Common Stock on the New

York Stock Exchange (the "NYSE") on March 27, 1996, the last trading day prior to the mailing of this Information Statement, was $32.375.



         As described above, the terms of the 1995 Merger Agreement and the Stock Agreement were negotiated under severe time constraints imposed by Broadway and the Majority Stockholder and at a time when representatives of Federated were also engaged in the conduct of a due diligence review of Broadway's assets, liabilities, businesses, and operations. In addition, representatives of Federated were concurrently engaged in intensive negotiations with respect to certain related transactions involving certain of Broadway's indebtedness. Under these circumstances, it was determined that it would be both appropriate and expedient to substantially preserve the economic rights of the holders of shares of Old Broadway Preferred Stock by providing for the conversion thereof into fractional shares of Broadway Preferred Stock pursuant to the 1995 Merger, rather than providing for the conversion thereof into a dissimilar security or other consideration. However, following the consummation of the 1995 Merger, Broadway determined that certain costs associated with the Broadway Preferred Stock, including the costs of complying with certain provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect thereto, were quite substantial and likely to exceed the aggregate value of the Broadway Preferred Stock. In addition, certain holders of shares (or fractions thereof) of Broadway Preferred Stock, including participants in certain of Broadway's employee benefit plans, had complained of the absence of an established trading market for the Broadway Preferred Stock and had expressed an interest in having their shares (or fractions thereof) converted into cash. After unsuccessfully seeking a so-called "no-action" letter from the staff of the Securities and Exchange Commission (the "Commission") with respect to Broadway's proposed noncompliance with certain provisions of the Exchange Act with respect to the Broadway Preferred Stock, Broadway determined to pursue the Merger. See "-- Determinations by the Board; Fairness of the Merger" and "-- Purpose of the Merger."


TERMS OF BROADWAY PREFERRED STOCK


         As a result of the 1995 Merger, Broadway's certificate of incorporation provides that the authorized capital stock of Broadway consists of 37,100 shares of Broadway Common Stock, of which 37,044 were issued and outstanding and owned of record by Federated on the Record Date and 900 shares of Broadway Preferred Stock, of which 729.6 (or 729,645 one one-thousandths of a share) were issued and outstanding and owned of record by approximately 2,840 stockholders on the Record Date. The terms of the Broadway Preferred Stock are summarized briefly below.


         Dividends and Distributions. Holders of Broadway Preferred Stock are entitled to receive, when, as, and if declared by the Board of Directors of Broadway, annual dividends payable in arrears in cash on September 15 of each year in an amount equal to $50.00 per whole share (or $0.05 per one one-thousandth of a share) per annum (and no more). Dividends not declared and paid do not cumulate and Broadway has no continuing obligation with respect thereto. Consistent with Broadway's practice in respect of the Old Broadway Preferred Stock, and irrespective of Broadway's determination to pursue the Merger, no dividends have been declared or paid on the Broadway Preferred Stock and none are expected to be declared or paid thereon in the foreseeable future. In addition, Broadway's credit agreements prohibit Broadway from paying dividends to its stockholders.

         Voting Rights. Each whole share of Broadway Preferred Stock entitles the holder thereof to one vote on all matters submitted to a vote of the stockholders of Broadway. Except with respect to certain amendments to Broadway's certificate of incorporation, the holders of Broadway Preferred Stock and the holders of Broadway Common Stock vote together as one class on all matters submitted to a vote of Broadway stockholders. Because the Broadway Common Stock (all of which is owned by Federated) represents approximately 98% of the combined voting power of the Broadway Common Stock and the Broadway Preferred Stock, no vote or consent of the holders of Broadway Preferred Stock is required for the taking of any corporate action (except with respect to certain amendments to Broadway's certificate of incorporation).

         Liquidation. Upon any liquidation (voluntary or otherwise), dissolution, or winding up of Broadway, holders of Broadway Preferred Stock are entitled to a liquidation preference of $250.00 per whole share (or $0.25 per one one- thousandth of a share) (the "Liquidation Preference") prior to any distribution being made to the holders of shares of stock ranking junior to the Broadway Preferred Stock. After payment of the Liquidation Preference, holders of Broadway Preferred Stock are not entitled to any further right or claim to any of the remaining assets of Broadway. No liquidation, dissolution, or winding up of Broadway is expected to occur in the foreseeable future.

         Optional Redemption. All or any portion of the Broadway Preferred Stock is redeemable by Broadway, at its option, at any time after October 8, 1999 at a price equal to $250.00 per whole share (or $0.25 per one one-thousandth of a share). Prior to determining to pursue the Merger, it was Broadway's intention to effect the redemption of all of the Broadway Preferred Stock at the earliest possible date.


         Exchange. Holders of record of Broadway Preferred Stock are entitled to exchange, at any time prior to the close of business on October 8, 1999 (or earlier under certain circumstances) each one one-thousandth of a share of Broadway Preferred Stock so held for one Broadway Warrant. Each Broadway Warrant would entitle the holder thereof to purchase Federated Common Stock for a purchase price equal to $62.96 per whole share of Federated Common Stock. Such purchase price is approximately 185% of the highest price at which shares of Federated Common Stock have traded on the NYSE subsequent to Federated's emergence from bankruptcy proceedings in February 1992 and prior to the date of this Information Statement, and there can be no assurance that the market price for shares of Federated Common Stock will exceed such purchase price prior to the expiration of the Broadway Warrants on October 8, 1999.



         As a result of the foregoing terms of the Broadway Preferred Stock, Broadway believes that, absent the Merger, each one one-thousandth of a share thereof would have two components of theoretical value: (i) a theoretical value as preferred stock of Broadway (i.e., the value derived from its dividend, voting, liquidation, and redemption rights as described above) and
(ii) a theoretical value as a right, following exchange for a Broadway Warrant, to purchase one share of Federated Common Stock for $62.96. Because Broadway believes that there is no reasonable expectation that any dividend or liquidation payments on the Broadway Preferred Stock would be made prior to October 8, 1999, after which date the Broadway Preferred Stock could be redeemed at Broadway's option for $0.25 per one one-thousandth of a share, Broadway believes that the first component of theoretical value does not exceed the present value of a hypothetical right to receive $0.25 at some date after October 8, 1999. Because the right to exchange each one one-thousandth of a share of Broadway Preferred Stock expires on October 8, 1999, Broadway believes that the two components of theoretical value thereof are mutually exclusive (i.e., to receive a redemption payment after October 8, 1999, a holder would be required to forego exchanging shares of Broadway Preferred Stock for Broadway Warrants prior to that date and, conversely, to exchange shares of Broadway Preferred Stock for Broadway Warrants on or prior to October 8, 1999, a holder would be required to forego receiving any redemption payment after such date). Although Broadway has not attempted to value the Broadway Warrant for which each one one-thousandth of a share of Broadway Preferred Stock is exchangeable using the Black-Scholes methodology or any similar valuation technique, Broadway believes that market prices for the publicly traded Old Broadway Warrants (which have economic terms that are substantially identical to those of the Broadway Warrants) provide an appropriate reference for assessing the second component of theoretical value of the Broadway Preferred Stock (subject to an appropriate discount to reflect the absence of any established trading market for the Broadway Preferred Stock and the Broadway Warrants). During the period from October 11, 1995 to March 27, 1996, the closing sale prices for Old Broadway Warrants on the NYSE ranged from a low of $0.0625 to a high of $0.4375 and such closing sale price on March 27, 1996 (the last trading day on which there was active trading in Old Broadway Warrants prior to the mailing of this Information Statement) was $0.28125. See "-- Determinations by the Board; Fairness of the Merger."


DETERMINATIONS BY THE BOARD; FAIRNESS OF THE MERGER


         At a meeting held on March 6, 1996, Broadway's Board of Directors unanimously determined (i) to approve the Merger Agreement and the consummation of the transactions contemplated thereby and (ii) that the Merger is fair to holders of Broadway Preferred Stock.


         Broadway's Board of Directors believes that the Merger Price is greater than the value of one one-thousandth of a share of Broadway Preferred Stock (exclusive of any element of value attributable to the

Merger). See "-- Terms of Broadway Preferred Stock." As a result of that belief, the liquidity to be provided to the holders of Broadway Preferred Stock as a result of the Merger, and the substantial cost savings expected to be realized by Broadway as a result of the Merger, Broadway's Board of Directors believes that the Merger is fair to the holders of Broadway Preferred Stock.

         In reaching its conclusions with respect to the fairness of the Merger to the holders of Broadway Preferred Stock, Broadway's Board of Directors considered, among other factors, the following:

         (1) The absence of any established trading market for the Broadway Preferred Stock (see "-- Absence of Organized Trading Market") and the resultant illiquidity of an investment therein.


         (2) The range of prices that certain third parties contacted by Broadway indicated in December 1995 that they might be willing to pay for the Broadway Preferred Stock owned by Broadway's 401(k) Savings and Investment Plan (the "Broadway 401(k) Plan"), i.e., from $0.06 to $0.24 per one one-thousandth of a share of Broadway Preferred Stock.


         (3) The intention of Broadway, consistent with its historical practice, not to declare or pay any dividends on the Broadway Preferred Stock in the foreseeable future.

         (4) The ability of Broadway to redeem the Broadway Preferred Stock at a price equal to $0.25 per one one- thousandth of a share of Broadway Preferred Stock at any time after October 8, 1999.


         (5) The price at which the Broadway Warrant for which each one one-thousandth of a share of Broadway Preferred Stock is exchangeable could be exercised to purchase Federated Common Stock (i.e., $62.96 per whole share of Federated Common Stock) relative to recent closing sale prices on the NYSE for shares of Federated Common Stock (which ranged from a low of $25.00 to a high of $33.875 during the period from October 11, 1995 to March 27, 1996).



         (6) Closing sales prices on the NYSE for the Old Broadway Warrants (the economic terms of which are substantially identical to those of the Broadway Warrants for which each one one-thousandth of a share of Broadway Preferred Stock is exchangeable), which ranged from a low of $0.0625 to a high of $0.4375 during the period from October 14, 1995 to March 27, 1996, together with the fact that the value of an Old Broadway Warrant would likely exceed the value of a Broadway Warrant in light of the NYSE trading market for the former and the absence of any established trading market for the latter.


         In view of the wide variety of factors considered in connection with its evaluation of the Merger, Broadway's Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination that the Merger is fair to holders of Broadway Preferred Stock.


         Federated also believes that the Merger is fair to the holders of Broadway Preferred Stock. In reaching its conclusion with respect to such fairness, Federated has adopted the analysis of Broadway's Board of Directors described above.



         No person was retained as an unaffiliated representative to act on behalf of holders of Broadway Preferred Stock for purposes of negotiating the terms of the Merger. Neither Broadway nor Federated has received any report, opinion, or appraisal from an outside party relating to the Merger Price or the fairness of the Merger Price to holders of Broadway Preferred Stock, Broadway, or Federated. However, the Pension and Profit Sharing Committee for the Broadway 401(k) Plan (the "Plan Committee") obtained an opinion as to the fair market value of the shares of Broadway Preferred Stock held by the Broadway 401(k) Plan. Although such opinion was not available to or considered by Broadway's Board of Directors at the time of its evaluation of the Merger, certain matters relating to such opinion are described below for the information of the holders of Broadway Preferred Stock.

         Houlihan Lokey Howard & Zukin, Inc. ("Houlihan Lokey") was retained by the Plan Committee to express an opinion as to the fair market value of the Broadway Preferred Stock held by the Broadway 401(k) Plan in connection with the Merger. On March 20, 1996, Houlihan Lokey delivered to the Plan Committee its written opinion (the "Opinion") which concluded that, as of March 19, 1996 (the "Valuation Date") and based upon and subject to certain matters stated therein, the fair market value of the shares of Broadway Preferred Stock held by the Broadway 401(k) Plan was $300.00 per whole share (or $0.30 per one one-thousandth of a share) of Broadway Preferred Stock. The full text of the Opinion, which sets forth the material assumptions made, matters considered, and limitations on the reviews undertaken by Houlihan Lokey in connection therewith, is attached hereto as Annex II and incorporated herein by this reference.



         In connection with the Opinion, Houlihan Lokey (i) held discussions with representatives of Broadway and Federated regarding the Broadway Preferred Stock, (ii) reviewed certain publicly available information regarding Broadway and Federated, (iii) reviewed historical market prices and trading volume for certain of Broadway's and Federated's publicly traded securities, (iv) reviewed copies of specified documents, and (v) conducted such other studies, analyses, and inquiries as it deemed appropriate. Houlihan Lokey did not independently verify the accuracy and completeness of the information supplied to it with respect to Broadway and Federated and does not assume any responsibility with respect thereto. In addition, Houlihan Lokey did not make any physical inspection or independent appraisal of any of the properties or assets of either of Broadway or Federated. Houlihan Lokey also noted that its opinion was necessarily based on business, economic, market, and other conditions as they existed and could be evaluated by Houlihan Lokey as of the Valuation Date.



         In Houlihan Lokey's analysis, the value of the Broadway Preferred Stock was developed by: (i) comparing the rights, preferences, and privileges of the Broadway Preferred Stock with those of comparable publicly traded preferred stocks; (ii) analyzing Broadway's key financial ratios (including pre-tax fixed charge coverage, total asset coverage, and total debt to common equity) with those of comparable publicly traded preferred stocks; and (iii) analyzing the impact of changes in interest rates and the price of Federated Common Stock. Houlihan Lokey believes that in general the most important factors to be considered in determining the value of convertible or exchangeable preferred stock are its yield, dividend coverage, conversion features, call protection, common stock volatility, and liquidation preference. However, the Opinion also notes that an analysis of convertible or exchangeable preferred stock must also consider other rights and privileges that might affect value, including whether or not the dividend is cumulative, payable in kind or in cash, the voting rights and control vested with the preferred stock, and the redemption features of the preferred stock.



         As part of its analysis of the value of the Broadway Preferred Stock, Houlihan Lokey analyzed the rights, preferences, and privileges of convertible preferred stocks issued by and key financial ratios of certain companies whose operations include the operation of retail stores. These companies included Harcourt General, Inc., Hills Stores Co., and Venture Stores, Inc. In addition, Houlihan Lokey analyzed the rights, preferences, and privileges of certain publicly traded convertible preferred stocks issued by and key financial ratios of certain companies not primarily engaged in the operation of retail stores, but that do not currently pay a dividend. These companies included Country
Star Restaurants, Inc., Envirosource, Inc., and The Loewen Group, Inc. Based on these analyses, Houlihan Lokey concluded that, because of the unique rights and privileges of the Broadway Preferred Stock, including the fact that it is exchangeable into a derivative security (i.e., Broadway Warrants), comparisons of the Broadway Preferred Stock to publicly traded preferred stocks issued by other companies and of Broadway's financial ratios to those of such other companies provide no meaningful indication as to the value of the Broadway Preferred Stock.



         Houlihan Lokey's analysis of the value of the Broadway Preferred Stock was predicated upon the rights and privileges of the Broadway Preferred Stock as described above under the caption "-- Terms of Broadway Preferred Stock." Based on its examination of the rights and privileges of the Broadway Preferred Stock, Houlihan Lokey concluded that, because dividends on the Broadway Preferred Stock are not anticipated to be paid prior to redemption and holders cannot force redemption of the Broadway Preferred Stock, the Broadway Preferred Stock as a non-convertible preferred stock does not have any significant value other than the present value of an anticipated redemption by Broadway (at $250.00 per whole share or $0.25 per one one-thousandth of a share) at October 9, 1999, the earliest redemption date. Based on its analysis, Houlihan Lokey determined that the present value of the hypothetical redemption proceeds to be paid to the Broadway 401(k) Plan is approximately $203.00 per whole share (or $0.203 per one one-thousandth of a share) of Broadway Preferred Stock held by the Broadway 401(k) Plan as of the Valuation Date. However, because the Broadway Preferred Stock is exchangeable for Broadway Warrants, Houlihan Lokey incorporated the value of the Broadway Warrants into its analyses of the fair market value of the Broadway Preferred Stock.



         In analyzing the value of the Broadway Warrants, Houlihan Lokey utilized the Black-Scholes option pricing model and considered the recent trading history of the Old Broadway Warrants. For purposes of its valuation of the Broadway Warrants, Houlihan Lokey valued the Federated Common Stock for which the Broadway Warrants are exercisable at $33.04 per share, the average closing sale price of Federated Common Stock for the 10 trading days preceding the Valuation Date, and used an assumed risk-free interest rate of 6% per annum. (As part of its analysis, Houlihan Lokey also analyzed the impact of changes in interest rates and in the price of Federated Common Stock on the implied value of the Broadway Warrants and concluded that an increase in either interest rates or the price of Federated Common Stock would cause an increase in the value of the Broadway Warrants and conversely a decrease in either interest rates or the price of Federated Common Stock would cause a decrease in the value of the Broadway Warrants.) In addition, Houlihan Lokey took into account the inherent lack of liquidity of the Broadway Warrants. Based on its analyses, Houlihan Lokey determined that the value of the Broadway Warrants that would be received by the Broadway 401(k) Plan upon a hypothetical exchange is $300.00 per whole share (or $0.30 per one one-thousandth of a share) of Broadway Preferred Stock held by the Broadway 401(k) Plan as of the Valuation Date.



         Pursuant to the terms of Houlihan Lokey's engagement, Federated has agreed to pay Houlihan Lokey a fee of $25,000 and to reimburse Houlihan Lokey for out-of-pocket expenses incurred by Houlihan Lokey in performing its services, including the reasonable fees and disbursements of legal counsel. No portion of such fee was made contingent upon the conclusions reached by Houlihan Lokey. Federated has also agreed to indemnify Houlihan Lokey and related persons against certain liabilities, including liabilities under the federal securities laws, arising out of Houlihan Lokey's engagement.



         Houlihan Lokey is a nationally recognized specialty investment banking firm and was selected by the Plan Committee based on Houlihan Lokey's experience and expertise. Houlihan Lokey regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions and valuations for estate, corporate, and other purposes.



         Mr. John R. Sims, who is a director and officer of Broadway and an officer of Federated, is a member of the Plan Committee.


PURPOSE OF THE MERGER


         The principal purpose of the Merger is to achieve substantial cost savings for Broadway. Following the completion of the Merger, Broadway intends (in accordance with a no-action letter relating to the Old Broadway Warrants, which will remain outstanding after the Merger) to cease complying with certain provisions of the Exchange Act. See "-- Certain Effects of the Merger."
Relief from the reporting and other provisions of the Exchange Act expected to result from the Merger is expected to result in savings to Broadway of more than $500,000 per year.



         Certain holders of shares (or fractions thereof) of Broadway Preferred Stock, including participants in the Broadway 401(k) Plan, have complained of the absence of an established trading market for the Broadway Preferred Stock and have expressed an interest in having their shares (or fractions thereof) converted into cash. The Merger will result in all of the outstanding shares of Broadway Preferred Stock being converted into the right to receive cash in an amount equal to the Merger Price, without interest thereon (or, in the case of any holder thereof who properly perfects appraisal rights, cash in an amount equal to the appraised value thereof), thereby providing liquidity to all of the holders thereof.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         Stockholders should be aware of certain actual or potential conflicts of interest in connection with the Merger. The Board of Directors of Broadway consists solely of persons who are employees of Federated and are serving as directors of Broadway at the request of Federated. See "Certain Information Concerning Broadway -- Directors and Executive Officers." Under Federated's Certificate of Incorporation and By-Laws, such persons will, subject to certain exceptions, be indemnified by Federated against liability for actions taken or omitted to be taken in their capacities both as employees of Federated and directors and executive officers of Broadway. In addition, under Broadway's Certificate of Incorporation and By-Laws, such persons will, subject to certain exceptions, be indemnified by Broadway against liability for actions taken or omitted to be taken in their capacities as directors and executive officers of Broadway.


         As of the Record Date, Federated owned 37,044 shares of Broadway Common Stock, constituting all of the issued and outstanding shares of Broadway Common Stock and approximately 98% of the total combined voting power of the Broadway Common Stock and Broadway Preferred Stock. In addition, as of the Record Date, Bankers Trust Company, as the trustee of the Broadway 401(k) Plan, owned 411.6 shares (or 411,600 one one-thousandths of a share) of Broadway Preferred Stock, constituting approximately 56% of the total number of issued and outstanding shares of Broadway Preferred Stock. See "Certain Information Concerning Broadway -- Security Ownership of Certain Beneficial Owners and Management."


CERTAIN EFFECTS OF THE MERGER

         At the Effective Time, each one one-thousandth of a share of Broadway Preferred Stock will, subject to the rights of holders thereof to seek an appraisal of their shares, be converted into the right to receive the Merger Price, without interest thereon. All other rights of holders of Broadway Preferred Stock, including the right to exchange the same for Broadway Warrants, will terminate at the Effective Time. At the Effective Time, all shares of Broadway Preferred Stock will cease to be outstanding and be cancelled and retired. As a result of the Merger, Broadway will become a wholly owned subsidiary of Federated. See "The Merger -- The Merger Agreement."


         Although the Broadway Preferred Stock is not listed or admitted to trading on any national securities exchange or other organized securities market (see "-- Absence of Organized Trading Market"), the Broadway Preferred Stock may be deemed to be registered under the Exchange Act. Such registration under the Exchange Act may be terminated upon application of Broadway to the Commission if there are fewer than 300 record holders of shares (or fractions thereof) of Broadway Preferred Stock. It is the intention of Broadway to terminate the registration of the Broadway Preferred Stock under the Exchange Act as soon as possible following the Effective Time. See "-- Purpose of the Merger." Termination of the registration of the Broadway Preferred Stock under the Exchange Act would substantially reduce the information required to be furnished by Broadway to its securityholders (in accordance with a no-action letter relating to the Old Broadway Warrants, which will remain outstanding after the Merger). Termination of the registration of the Broadway Preferred Stock under the Exchange Act will not, however, eliminate the applicability of certain provisions of the Exchange Act to Broadway, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, the requirements of Section 13(b) of the Exchange Act with respect to books and records, and the "short sale" provisions of Section 16(c) of the Exchange Act.


ABSENCE OF ORGANIZED TRADING MARKET

         The Broadway Preferred Stock is not listed or admitted to trading on any national securities exchange or other organized securities market. Accordingly, neither sales prices nor bid quotations with respect to the Broadway Preferred Stock are reported in the consolidated transaction reporting system of any exchange or the National Association of Securities Dealers, Inc. Automated Quotation System or any comparable system. ANY PERSON WHO BENEFICIALLY OWNS BROADWAY PREFERRED STOCK IS URGED TO CONTACT HIS, HER, OR ITS BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY, OR OTHER FINANCIAL PROFESSIONAL TO SEEK TO OBTAIN INFORMATION REGARDING THE

PRICES AT WHICH RECENT TRANSACTIONS, IF ANY, INVOLVING THE PURCHASE AND SALE OF BROADWAY PREFERRED STOCK HAVE BEEN EFFECTED.

PLANS FOR BROADWAY AFTER THE MERGER

         Federated is in the process of integrating Broadway's businesses (including its merchandising, credit, and electronic data processing and management information services and other support functions) with the businesses of Federated's other subsidiaries. It is anticipated that a number of Broadway's department stores will be disposed of and that Broadway's retained department stores will be converted to other nameplates of Federated. As of February 3, 1996, Broadway had entered into definitive agreements to sell nine of these stores and had yet to make a determination with respect to the disposition of certain other stores. Such transactions have resulted or may result in assets of Broadway and its subsidiaries being transferred to other persons or entities, including Federated and its subsidiaries.

         Following the completion of the Merger, Broadway intends to amend its Certificate of Incorporation to reduce its authorized capital to 100 shares of common stock.


                                   THE MERGER

THE MERGER AGREEMENT


         The following discussion is a summary of the material provisions of the Merger Agreement. This summary and all other discussions of the terms of the Merger and the Merger Agreement included elsewhere in this Information Statement are qualified in their entirety by reference to the Merger Agreement, a copy of which is attached hereto as Annex III and incorporated by reference herein.


         The Merger. Pursuant to the Merger Agreement, at the Effective Time Merger Sub will be merged with and into Broadway in accordance with the applicable provisions of the DGCL with Broadway as the surviving corporation (as such, the "Surviving Company"), and the separate corporate existence of Merger Sub will thereupon cease. The Merger will have the effects specified in the DGCL.

         Effective Time. The Merger Agreement provides that, as soon as practicable, Broadway and Merger Sub will cause either the Merger Agreement or a Certificate of Merger to be filed with the Secretary of the State of Delaware in accordance with Section 251 of the DGCL. Upon completion of such filing, the Merger will become effective in accordance with the DGCL.


         Conversion of Securities in the Merger. The Merger Agreement provides that, at the Effective Time (i) each share of Broadway Common Stock issued and outstanding will cease to be outstanding and be cancelled and retired without payment of any consideration therefor, (ii) each one one-thousandth of a share of Broadway Preferred Stock issued and outstanding (other than any one one-thousandth of a share of Broadway Preferred Stock held by a holder who demands and perfects rights of appraisal in accordance with the applicable provisions of the DGCL) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted to the right to receive the Merger Price, without interest, from Federated and will cease to be outstanding and be cancelled and retired, and (iii) each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of common stock, par value $0.01 per share, of the Surviving Company. As a result of the Merger, each holder of a certificate representing Broadway Preferred Stock that has not perfected his appraisal rights under the DGCL will cease to have any rights with respect thereto (including the right to exchange the same for Broadway Warrants), except the right to receive the Merger Price upon surrender of such certificate as described below under the caption "-- Surrender of Certificates; Payment to Stockholders." Following consummation of the Merger, Broadway will be a wholly owned subsidiary of Federated.

         Certificate of Incorporation and By-Laws of the Surviving Company.
The Merger Agreement provides that the Certificate of Incorporation and By-Laws of Broadway immediately prior to the Effective Time will be the Certificate of Incorporation and By-Laws of the Surviving Company after the Effective Time.

         Directors and Officers of the Surviving Company. The Merger Agreement provides that the members of the Board of Directors of Broadway immediately prior to the Effective Time will be the members of the Board of Directors of the Surviving Company after the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the Certificate of Incorporation and the By-Laws of the Surviving Company, and the officers of Broadway immediately prior to the Effective Time will be officers of the Surviving Company after the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the Certificate of Incorporation and the By-Laws of the Surviving Company.

         Payment for Shares of Broadway Preferred Stock. At the Effective Time, Federated will make available to the Paying Agent (as defined below) funds in the amount sufficient to effect the delivery of the aggregate Merger Price payable to the holders of Broadway Preferred Stock. Federated will instruct the Paying Agent to deliver the aggregate Merger Price contemplated to be paid pursuant to the Merger Agreement out of the funds provided to it by Federated and not to use such funds for any other purpose.

         Closing of Stock Transfer Records. No transfers of shares of Broadway Preferred Stock will be made on the stock transfer books of Broadway after the close of business on the day prior to the date of the Effective Time.

         Termination. The Merger Agreement may be terminated at any time prior to the Effective Time by mutual agreement of Broadway and Merger Sub.

REGULATORY APPROVALS

         No federal or state regulatory approvals are required to be obtained, nor any regulatory requirements complied with, by any party to the Merger Agreement, except for the requirements of the DGCL in connection with stockholder approvals and consummation of the Merger and the requirements of federal securities law.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following is a general summary of the material federal income tax consequences of the Merger to persons who are holders of record of Broadway Preferred Stock (including the consequences of the receipt by dissenting stockholders of any cash amounts pursuant to the exercise of appraisal rights). The following discussion applies only to holders of Broadway Preferred Stock in whose hands shares (or fractions thereof) of Broadway Preferred Stock are "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and may not apply to shares (or fractions thereof) of Broadway Preferred Stock received pursuant to the exercise of employee stock options or otherwise as compensation, or to holders of Broadway Preferred Stock who are not citizens or residents of the United States.


         The following discussion of federal income tax consequences is based upon present law. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER OF BROADWAY PREFERRED STOCK SHOULD CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH HOLDER AND THE PARTICULAR TAX EFFECTS OF THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF FOREIGN, STATE, LOCAL, AND OTHER TAX LAWS.


         Consequences to Holders of Broadway Preferred Stock. The conversion of Broadway Preferred Stock into the right to receive cash pursuant to the Merger (including any cash amounts received by dissenting stockholders pursuant to the exercise of appraisal rights) will be a taxable transaction for federal income tax purposes (and in addition will probably be a taxable transaction under applicable state, local and other income tax laws). In general, for federal income tax purposes, a holder of Broadway Preferred Stock will recognize gain or loss equal to the difference between such holder's adjusted tax basis in the Broadway Preferred Stock converted in the

Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Broadway Preferred Stock (i.e., Broadway Preferred Stock acquired at the same cost in a single transaction) converted to cash in the Merger. Such gain or loss generally will be capital gain or loss and will be long-term gain or loss if, on the date of the Merger, holders of Broadway Preferred Stock had held their shares for more than one year. In determining whether this one-year holding period requirement has been met, holders of Broadway Preferred Stock may include their holding period with respect to shares of Old Broadway Preferred Stock converted in the 1995 Merger provided that (i) such shares of Old Broadway Preferred Stock and the shares of Broadway Preferred Stock into which they were converted have been continuously held as a capital assets throughout the applicable holding period and (ii) the 1995 Merger qualified as a reorganization within the meaning of Section 368(a)(1)(A) and (a)(2)(E) of the Code. Although it is generally anticipated that the 1995 Merger will so qualify, there can be no assurance that the Internal Revenue Service will agree with that characterization. If the 1995 Merger did not qualify as a reorganization, holders of Broadway Preferred Stock would generally not qualify for long-term gain or loss treatment in connection with the Merger.

         Capital Gains. Under present federal income tax laws, in certain circumstances capital gains are subject to more favorable federal income tax rates than ordinary income. From time to time, there has been legislation introduced in Congress designed to further enhance the favorable tax treatment of capital gains. However, there can be no assurance that any such legislation will be enacted or, if so, as to the possible timing or effective date thereof.

         Backup Withholding. Payments in connection with the Merger may be subject to "backup withholding" at a 31% rate. Backup withholding generally applies if the stockholder (i) fails to furnish such stockholder's social security number or other taxpayer identification number ("TIN"), (ii) furnishes an incorrect TIN, (iii) fails properly to report interest or dividends, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is such stockholder's correct number and that such stockholder is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons generally are exempt from backup withholding, including corporations and financial institutions. Certain penalties apply for failure to furnish correct information and for failure to include the reportable payments in income. Each stockholder should consult with such stockholder's own tax advisor as to such stockholder's qualifications for exemption from withholding and the procedure for obtaining such exemption.

ACCOUNTING TREATMENT OF THE MERGER

         Because Broadway and Merger Sub are under the common control of Federated, the Merger will be accounted for in a manner similar to a pooling of interests. Because Merger Sub has only nominal assets and no operations and the aggregate Merger Price will be paid by Federated, the effects of the Merger on Broadway's financial condition and results of operations will be insignificant.

SURRENDER OF CERTIFICATES; PAYMENT TO STOCKHOLDERS

         The Bank of New York has been designated as the paying agent (the "Paying Agent") to process the surrender of certificates ("Certificates") representing shares (or fractions thereof) of Broadway Preferred Stock (including, to the extent not previously exchanged, certificates which formerly represented Old Broadway Preferred Stock prior to the 1995 Merger and which, as a result of the 1995 Merger, presently represent a number of shares (or fractions thereof) of Broadway Preferred Stock equal to the number of shares of Old Broadway Preferred Stock represented thereby divided by 1,000) and to make payments of the Merger Price as provided in the Merger Agreement.

         In order to receive payment of the Merger Price after the Effective Time, holders of Certificates must complete the enclosed Letter of Transmittal (or a facsimile thereof) and must present the Letter of Transmittal and such Certificates to the Paying Agent as follows:

             By Mail:                     By Hand or Overnight Courier:
       The Bank of New York                    The Bank of New York
  Tender and Exchange Department          Tender and Exchange Department
          P.O. Box 11248                        101 Barclay Street
      Church Street Station                 Receive and Deliver Window
     New York, NY  10286-1248                  New York, NY  10286

A return envelope addressed to the Paying Agent is enclosed for your convenience. THE METHOD OF DELIVERY OF CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE HOLDER. IF CERTIFICATES AND SUCH OTHER DOCUMENTS ARE SENT BY MAIL, IT IS RECOMMENDED THAT THEY BE SENT BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, PROPERLY INSURED. If the Merger Agreement is terminated without the Merger being consummated, the Paying Agent will promptly return all Certificates.

         Holders of Certificates should carefully read and follow the instructions set forth in the Letter of Transmittal. As provided in the Letter of Transmittal, if a check is to be issued in a name different from that in which the surrendered Certificates are registered, (i) such Certificates must be endorsed by the registered owner(s), or accompanied by an instrument of assignment executed by the registered owner(s), with the signatures guaranteed by a financial institution that is a member in good standing of a signature guarantee program within the meaning of Rule 17Ad-15 under the Exchange Act, and (ii) the person requesting such issuance in such different name must pay to the Paying Agent any transfer or other taxes required by reason of such issuance in such different name.


         At the Effective Time, Federated will make available to the Paying Agent the funds in the amount sufficient to effect the delivery of the aggregate Merger Price payable to the holders of Broadway Preferred Stock. One year after the Effective Time (subject to possible extension), any remaining funds held by the Paying Agent will be released and paid by the Paying Agent to Federated. After such time, any holders of Certificates who have not surrendered their Certificates to the Paying Agent and received payment therefor may surrender Certificates to Federated and, subject to applicable abandoned property, escheat, and similar laws, receive directly from Federated in exchange therefor $0.50 in cash per one one-thousandth of a share of Broadway Preferred Stock, without interest thereon, but will have no greater rights against Federated than may be accorded to general creditors of Federated under applicable law.


APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS

         ANY PERSON WHO IS A HOLDER OF RECORD OF BROADWAY PREFERRED STOCK WHO OBJECTS TO THE MERGER MAY ELECT TO HAVE HIS SHARES (OR FRACTIONS THEREOF) APPRAISED UNDER THE PROCEDURES OF THE DGCL AND TO BE PAID THE APPRAISED VALUE OF HIS SHARES (OR FRACTIONS THEREOF), WHICH, PURSUANT TO SECTION 262 OF THE DGCL, WILL BE THE FAIR VALUE THEREOF EXCLUSIVE OF ANY ELEMENT OF VALUE ARISING FROM THE ACCOMPLISHMENT OF THE MERGER. AN APPRAISAL PROCEEDING MAY RESULT IN A DETERMINATION OF FAIR VALUE LESS THAN OR GREATER THAN THE MERGER PRICE.

         Any holder of Certificates contemplating the exercise of appraisal rights is urged to review carefully the provisions of Section 262 of the DGCL (a copy of which is attached as Annex I to this Information Statement), particularly with respect to the procedural steps required to perfect the right of appraisal. The right of appraisal may be lost if the procedural requirements of Section 262 of the DGCL are not followed exactly. If the right of appraisal is lost, the holder of a Certificate will receive the Merger Price, without interest, for each one one- thousandth of a share of Broadway Preferred Stock formerly represented thereby. Set forth below is a summary of the procedures relating to exercise of the right of appraisal which should be read in conjunction with the full text of Section 262 of the DGCL.

         A HOLDER OF BROADWAY PREFERRED STOCK ELECTING TO EXERCISE HIS RIGHTS UNDER SECTION 262 OF THE DGCL MUST DELIVER TO BROADWAY, ON OR BEFORE APRIL 17, 1996, A WRITTEN DEMAND FOR APPRAISAL OF HIS SHARES (OR FRACTIONS THEREOF). HOLDERS OF BROADWAY PREFERRED STOCK WILL NOT BE NOTIFIED PRIOR TO SUCH DATE (OTHER THAN THIS INFORMATION STATEMENT). A WRITTEN DEMAND FOR APPRAISAL MUST BE DELIVERED EITHER IN PERSON OR BY MAIL (CERTIFIED MAIL, RETURN RECEIPT REQUESTED, BEING THE RECOMMENDED FORM OF TRANSMITTAL) TO BROADWAY STORES, INC., 7 WEST SEVENTH STREET, CINCINNATI, OHIO 45202, ATTENTION: SECRETARY. SUCH DEMAND MUST REASONABLY INFORM BROADWAY OF THE IDENTITY OF THE STOCKHOLDER AND THAT THE STOCKHOLDER INTENDS THEREBY TO DEMAND APPRAISAL OF HIS BROADWAY PREFERRED STOCK.


         Any written demand for appraisal must be made by or for a holder of record of Broadway Preferred Stock. Accordingly, any such demand should be executed by or for such holder of record, fully and correctly, as such holder's name appears on the Certificate(s). If shares (or fractions thereof) of Broadway Preferred Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the appraisal demand should be made in such capacity. If shares (or fractions thereof) of Broadway Preferred Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the appraisal demand should be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner or owners and must expressly disclose the fact that in executing the demand the agent is acting as agent for the record owners.

         A record owner, such as a broker, who holds shares (or fractions thereof) of Broadway Preferred Stock as nominee of others may exercise the right of appraisal with respect to all or a portion of the Broadway Preferred Stock held as nominee. In such case, the written demand for appraisal should state the number of one one-thousandths of a share of Broadway Preferred Stock covered by such demand. Where no number of one one-thousandths of a share of Broadway Preferred Stock is expressly stated, the demand will be presumed to cover all of the Broadway Preferred Stock standing in the name of such record owner.


         Within 120 days after the Effective Time, Broadway or any holder of Broadway Preferred Stock who has complied with the provisions of Section 262 of the DGCL may file a petition in the Delaware Court of Chancery demanding a determination of the value of the Broadway Preferred Stock of all stockholders who have complied with such provisions. However, because Broadway has no obligation to file such a petition and does not currently intend to do so, any stockholder that desires that such a petition be filed is advised to do so on a timely basis. If neither Broadway nor any dissenting stockholder files a petition for appraisal within 120 days after the Effective Time, all appraisal rights will cease, and dissenting stockholders will be entitled only to receive cash in the amount of $0.50 per one-one thousandth of a share of Broadway Preferred Stock, without interest thereon, in exchange for their Broadway Preferred Stock. Any holder of Broadway Preferred Stock may withdraw his demand for appraisal at any time within 60 days after the Effective Time (or thereafter with the written consent of Broadway) and receive, pursuant to the terms of the Merger, the Merger Price in cash, without interest, for each one one-thousandth of a share of Broadway Preferred Stock owned by such holder. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.


         Within 120 days after the Effective Time, any holder of Broadway Preferred Stock who has complied with the foregoing provisions may also deliver to Broadway a written request for a statement listing the aggregate number of shares (or fractions thereof) of Broadway Preferred Stock with respect to which demands for appraisal have been received and the aggregate number of holders thereof. Such a statement will be mailed to the stockholder within 10 days after the written request for it is received by Broadway.

         Upon the filing of any petition by a holder of Broadway Preferred Stock demanding appraisal, service of a copy thereof will be made upon Broadway which will, within 20 days after such service, file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Broadway Preferred Stock and with whom agreements as to the value of their Broadway Preferred Stock have not been reached by Broadway. If a petition is filed by

Broadway, the petition will be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, will give notice of the time and place fixed for the hearing of such petition by registered or certified mail to Broadway and to the stockholders shown on the list at the addresses therein stated, and such notice will also be given by publishing a notice at least one week from the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or such publication as the Court deems advisable. The forms of the notices by mail and by publication will be approved by the Court, and the costs thereof will be borne by Broadway.

         After determining the stockholders entitled to an appraisal under
Section 262 of the DGCL, the Court will appraise the Broadway Preferred Stock owned by such stockholders, determining the "fair value" thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any. The Court will direct the payment of the appraised value of the Broadway Preferred Stock, together with interest, if any, by Broadway to the stockholders entitled thereto upon surrender to Broadway of the Certificates. The costs of the appraisal proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including without limitation reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all of the shares (or fractions thereof) of Broadway Preferred Stock entitled to an appraisal.

         After the Effective Time, no stockholder who has demanded his appraisal rights as set forth above will be entitled to vote such stockholder's Broadway Preferred Stock for any purpose or to receive payment of dividends or other distributions on such stockholder's Broadway Preferred Stock.

SOURCE AND AMOUNT OF FUNDS


         All amounts required to pay the aggregate Merger Price payable to the holders of Broadway Preferred Stock pursuant to the Merger will be provided by Federated, which will fund such amounts from existing cash balances. The maximum amount of funds to be required is estimated at $378,000.


FEES AND EXPENSES

         Broadway has retained The Bank of New York to act as the Paying Agent in connection with the Merger. The Paying Agent will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection therewith.

         Expenses estimated to be incurred in connection with the Merger are as follows:

 Legal fees  . . . . . . . . . . . . . . . . . . . . . . . .        $50,000
 Printing, mailing and distribution expenses . . . . . . . .         25,000
 Exchange agent fees . . . . . . . . . . . . . . . . . . . .          4,000
 SEC filing fees . . . . . . . . . . . . . . . . . . . . . .             45
 Miscellaneous fees and expenses . . . . . . . . . . . . . .            955
                                                                    -------
          Total  . . . . . . . . . . . . . . . . . . . . . .        $80,000
                                                                    =======

All costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by Federated. Brokers, dealers, commercial banks, and trust companies will be reimbursed by Federated for customary mailing expenses incurred by them in forwarding materials to their customers.

                    CERTAIN INFORMATION CONCERNING BROADWAY

GENERAL

         Broadway is an operator of department stores in California and the Southwestern United States, with 57 department stores in four states as of February 3, 1996. As a result of the 1995 Merger, Broadway became a subsidiary of Federated on October 11, 1995.

         Broadway is a Delaware corporation, and its principal executive office is located at 7 West Seventh Street, Cincinnati, Ohio 45202.

DIRECTORS AND EXECUTIVE OFFICERS

         Set forth below is certain information concerning each person currently serving on the Board of Directors of Broadway. Such persons also constitute all of the executive officers of Broadway. Each such person is a citizen of the United States. The business address of each such person is c/o Broadway Stores, Inc., 7 West Seventh Street, Cincinnati, Ohio 45202.

         James M. Zimmerman, age 52, has been a Director and President of Broadway since October 1995 and President and Chief Operating Officer of Federated since May 1988.

         Dennis J. Broderick, age 47, has been a Director and Vice President and Treasurer of Broadway since October 1995, Secretary of Federated since July 1993 and Senior Vice President and General Counsel of Federated since January 1990; prior thereto, he served as Vice President and General Counsel of Allied Stores, Inc. and General Counsel of Federated since May 1988 and Vice President of Federated since February 1988.

         John R. Sims, age 46, has been a Director and Vice President and Secretary of Broadway since October 1995 and Vice President - Deputy General Counsel of Federated since January 1990.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         As of the Record Date, the only stockholders known to Broadway to be the beneficial owner of more than 5% of any class of Broadway's capital stock were as follows:


   Title or                                           Number of Shares     Percent
    Class                Name and Address            Beneficially Owned     Class
  ----------   ------------------------------------  ------------------    -------
  Common       Federated Department Stores, Inc.            37,044         100.0%
               7 West Seventh Street
               Cincinnati, Ohio  45202

  Preferred    Bankers Trust Company                         411.6(1)       56.4%
               One Bankers Trust Plaza
               New York, New York  10006

___________________


(1) Bankers Trust Company holds 411.6 shares (or 411,600 one one-thousandths of a share) of Broadway Preferred Stock in its capacity as the trustee of the Broadway 401(k) Plan. Bankers Trust Company disclaims beneficial ownership of such shares.

SELECTED FINANCIAL INFORMATION

         Set forth below is certain selected summary consolidated financial information for Broadway which was derived from its Annual Report on Form 10-K for the fiscal year ended January 28, 1995 (the "Broadway Form 10-K") and its Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 1995 (the "Broadway Form 10-Q"), a copy of each of which is enclosed with this Information Statement. The information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the information (including Broadway's financial statements and the notes thereto) contained in the Broadway Form 10-K and Broadway Form 10-Q. The information set forth below does not include share or per share information or ratios of earnings to fixed charges. Such information would not be meaningful to holders of Broadway Preferred Stock because (i) dividends have not been declared or paid thereon in the past and there is no expectation that any such dividends will be declared or paid in the future and (ii) the right of such holders to receive distributions from Broadway's net assets in the event of a liquidation, dissolution, or winding up of Broadway would be limited to $0.25 per one one-thousandth of a share (i.e., $184,527.25 in the aggregate). See "Special Factors -- Terms of Broadway Preferred Stock."

                     SELECTED ANNUAL FINANCIAL INFORMATION
                                  FOR BROADWAY

                                                                             Period Ended
                                          ----------------------------------------------------------------------------------
                                           January 28,  January 29,  January 30,   February 1,    February 2,    August 4,
                                              1995         1994         1993          1992          1991 (1)       1990
                                           (52 weeks)   (52 weeks)   (52 weeks)    (52 weeks)      (26 weeks)   (53 weeks)
                                          ----------------------------------------------------------------------------------
                                                                    (Dollar amounts in thousands)
EARNINGS DATA:
  Sales . . . . . . . . . . . . . . . . .  $2,086,804    $2,092,681    $2,137,847    $2,127,917    $1,318,565    $2,857,819
  Percent increase (decrease) from prior
    year  . . . . . . . . . . . . . . . .       (0.3%)        (2.1%)         0.5%         (9.4%)(2)     (4.5%)(2)      2.5%
  Finance charge revenue  . . . . . . . .      91,330        81,438        82,642        93,992        49,262       125,036
  Cost of goods sold, including occupancy
    and buying costs  . . . . . . . . . .   1,560,035     1,589,077     1,587,979     1,591,770       991,140     2,098,382
  Selling, general and administrative
    expenses  . . . . . . . . . . . . . .     554,405       551,098       561,610       559,886       335,381       729,578
  Charge for non-recurring costs  . . . .        --          45,000          --            --            --            --
  Provision for consolidation programs  .        --            --            --            --          47,000          --
  Gain on sale of Thalhimers  . . . . . .        --            --            --            --         (30,000)         --
  Other expense (3) . . . . . . . . . . .        --            --            --            --            --           4,831
  Interest expense, net . . . . . . . . .     100,904        84,864        89,808       102,288        71,046       161,534
                                           ----------    ----------    ----------    ----------    ----------    ----------

  Loss from continuing operations before
    reorganization costs and income taxes     (37,210)      (95,920)      (18,908)      (32,035)      (46,740)      (11,470)
  Reorganization income (costs) . . . . .        --            --         884,131      (138,057)      (40,000)         --
                                           ----------    ----------    ----------    ----------    ----------    ----------

  Pretax earnings (loss) from continuing
    operations  . . . . . . . . . . . . .     (37,210)      (95,920)      865,223     (170,092)       (86,740)      (11,470)
  Income tax benefit (expense)  . . . . .        (150)         --          (9,800)        --           13,200         2,000
                                           ----------    ----------    ----------    ----------    ----------    ----------

  Earnings (loss) from continuing
    operations  . . . . . . . . . . . . .     (37,360)      (95,920)      855,423      (170,092)      (73,540)       (9,470)
  Extraordinary income (costs) and
    changes in accounting (4) . . . . . .        --            --         323,220       (46,894)      (14,070)      (16,500)
                                           ----------    ----------    ----------    ----------    ----------    ----------
  Net earnings (loss) . . . . . . . . . .  $  (37,360)   $  (95,920)   $1,178,643    $(216,986)    $  (87,610)   $  (25,970)
                                           ==========    ==========    ==========    ==========    ==========    ==========
OTHER DATA:
  Capital expenditures  . . . . . . . . .  $  109,726    $   59,957    $   38,242    $   34,850    $   37,989    $   83,220
  Depreciation and amortization . . . . .      42,951        33,987        38,540        43,636        21,836        50,995

PERIOD END DATA:
  Working capital . . . . . . . . . . . .     863,137       739,810       701,478       628,270       978,082       843,414
  Total assets  . . . . . . . . . . . . .   2,127,076     1,934,147     1,912,902     1,667,662     1,755,421     2,045,194
  Total assets less excess of cost over
    net assets acquired . . . . . . . . .   2,127,076     1,934,147     1,912,902     1,667,662     1,755,421     2,045,194
  Liabilities subject to settlement under
    reorganization proceedings  . . . . .        --            --            --         598,321       598,650          --
  Receivables based financing . . . . . .     573,138       332,182       467,577       489,254       633,798       678,646
  Other secured long-term debt and
    capital lease obligations . . . . . .     564,041       561,954       563,216       508,429       515,290       939,797
  Convertible subordinated notes (5)  . .     143,750       143,750          --            --            --            --
  Common stock and other shareholders'
    equity (deficit)  . . . . . . . . . .     385,652       413,717       374,761      (508,476)     (272,627)     (193,820)


(1) Effective as of February 2, 1991, Broadway changed its fiscal year end from the Saturday closest to July 31 of each year to the Saturday closest to January 31 of each year.

(2) Sales decrease on a comparative period basis, excluding from the prior year period sales of Broadway's former Thalhimers subsidiary, which was sold during the Fall of 1990.

(3) Includes gains on asset sales of $7.3 million and costs of the buying office closure of $12.1 million.

(4) Fiscal 1992 includes a $304.4 million gain on debt discharge and $18.8 million of income from a change in accounting for income taxes. The 1991 52-week period includes a $30.0 million charge for a change in accounting for post- retirement medical benefits and $16.9 million of costs relating to early retirements of debt. The 26-week transition period ended February 2, 1991 includes $14.1 million of costs relating to the early retirement of debt. Fiscal 1990 includes a $16.5 million extraordinary charge for the uninsured loss associated with the October 1989 San Francisco earthquake.

(5) On December 11, 1995, Broadway purchased $142.0 aggregate principal amount of its convertible senior notes pursuant to a tender offer therefor. The source of funds for such purchase was a capital contribution made by Federated to Broadway.

                     SELECTED INTERIM FINANCIAL INFORMATION
                                  FOR BROADWAY

                                                                    Successor(1)   Predecessor(1)   Predecessor(1)
                                                                  ----------------  -------------   ----------------
                                                                   13 Weeks Ended  26 Weeks Ended   39 Weeks Ended
                                                                  October 28, 1995  July 29, 1995   October 29, 1994
                                                                  ----------------  -------------   ----------------
                                                                            (Dollar amounts in thousands)
Net Sales, including leased department sales  . . . . . . . . . . .  $  414,841      $  884,550    $1,363,017
                                                                     ----------      ----------    ----------
Cost of sales . . . . . . . . . . . . . . . . . . . . . . . . . . .     288,962        585,005        881,419
Selling, general and administrative expenses  . . . . . . . . . . .     168,364        317,792        459,367
                                                                     ----------      ----------    ----------
Operating Income (Loss) . . . . . . . . . . . . . . . . . . . . . .     (42,485)       (18,247)        22,231
Interest expense -- net . . . . . . . . . . . . . . . . . . . . . .     (26,859)       (62,499)       (71,536)
                                                                     ----------      ----------    ----------
Loss Before Income Taxes  . . . . . . . . . . . . . . . . . . . . .     (69,344)       (80,746)       (49,305)
Federal, state and local income tax benefit . . . . . . . . . . . .          --             --             --
                                                                     ----------      ----------    ----------
Net Loss  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  (69,344)     $  (80,746)   $  (49,305)
                                                                     ==========      ==========    ==========

Working capital . . . . . . . . . . . . . . . . . . . . . . . . . .  $   (7,258)     $  863,137    $  798,822
Total assets  . . . . . . . . . . . . . . . . . . . . . . . . . . .   2,083,011       2,127,076     2,074,944
Total assets less excess of cost over net assets acquired . . . . .   2,083,011       2,127,076     2,074,944
Long term obligations . . . . . . . . . . . . . . . . . . . . . . .     557,174       1,280,929     1,201,069
Shareholder's equity  . . . . . . . . . . . . . . . . . . . . . . .     394,558         385,652       365,517


(1) In the 13 weeks ended October 28, 1995, Broadway became a subsidiary of Federated. The acquisition of Broadway by Federated was accounted for under the purchase method and, accordingly, certain adjustments have been made to Broadway's assets and liabilities based on their estimated fair values. As a result of the acquisition and other related events, Broadway's financial condition and results of operations subsequent to July 29, 1995 are not comparable to prior periods. In the table above, "Predecessor" refers to Broadway on dates and for accounting periods through July 29, 1995, and "Successor" refers to Broadway on dates and for accounting periods subsequent to July 29, 1995.

                         CERTAIN INFORMATION CONCERNING
                            FEDERATED AND MERGER SUB

GENERAL

         Federated is one of the leading operators of full-line department stores in the United States, with 412 department stores in 33 states as of February 3, 1996. Federated also operates more than 150 specialty stores and a catalog business. Federated's department stores sell a wide range of merchandise, including men's, women's, and children's apparel and accessories, cosmetics, home furnishings, and other consumer goods, and are diversified by size of store, merchandising character, and character of community served. Federated's department stores are located at urban or suburban sites, principally in densely populated areas across the United States.

         Federated is a Delaware corporation, and its principal executive offices are located at 151 West 34th Street, New York, New York, and 7 West Seventh Street, Cincinnati, Ohio 45202.

DIRECTORS AND EXECUTIVE OFFICERS

         Directors. Set forth below is certain information concerning each person currently serving on the Board of Directors of Federated. Each such person is a citizen of the United States, and the business address of each such person is Federated Department Stores, Inc., 7 West Seventh Street, Cincinnati, Ohio 45202.

         Robert A. Charpie, age 70, has been Chairman of Ampersand Ventures, a specialty venture capital firm, since 1988. Prior thereto, he was Chairman of the Board of Cabot Corporation, Boston, Massachusetts, a diversified holding company, from February 1986 until his retirement in September 1988. Mr. Charpie is also a member of the boards of directors of Ashland Coal, Inc. and Champion International Corporation.

         Lyle Everingham, age 69, was Chief Executive Officer of The Kroger Co., Cincinnati, Ohio, an operator of grocery and convenience stores, from 1978 and Chairman of the Board thereof from 1979 until his retirement in 1991. He is also a member of the boards of directors of Cincinnati Milacron, Inc., Providian Corporation and The Kroger Co.

         Meyer Feldberg, age 54, has been Dean of Columbia Business School at Columbia University since 1989. He is also a member of the boards of directors of AMSCO International, Inco Homes, PaineWebber Group Funds and New World Communications Group, Inc.


         Earl G. Graves, Sr., age 61, has been President and Chief Executive officer of Earl G. Graves, Ltd., a multifaceted communications company, since 1970, and is the Publisher of "Black Enterprise" magazine, which he founded. Additionally, since 1990, Mr. Graves has served as Chairman and Chief Executive Officer of Pepsi-Cola of Washington, D.C., L.P., a Pepsi-Cola bottling franchise, and is a general partner of Egoli Partners, L.P., which is the general partner of New Age Beverages, a Pepsi-Cola franchise in the Republic of South Africa. Mr. Graves is also a member of the boards of directors of Aetna Life & Casualty Company, American Airlines, Inc., Chrysler Corporation, and Rohm & Haas Corporation.



         George V. Grune, age 66, has been Chairman of the DeWitt Wallace Reader's Digest Fund and the Lila Wallace Reader's Digest Fund since August 1, 1995. From 1984 until that date, he was Chairman of the Board and Chief Executive Officer of The Reader's Digest Association, Inc. Mr. Grune is also a member of the boards of directors of Avon Products, Inc., CPC International, Inc., and Chemical Banking Corporation.


         Gertrude G. Michelson, age 70, served as Senior Advisor to R.H. Macy & Co., Inc. ("Macy's"), a predecessor of Federated, from September 1992 until December 23, 1994. Prior thereto, she was Senior Vice President -- External Affairs of Macy's from October 1980 until her retirement in September 1992 and director of Macy's from July 1986. Mrs. Michelson is also a member of the boards of directors of The Chubb

Corporation, General Electric Company, The Goodyear Tire & Rubber Company, The Stanley Works, and the American Stock Exchange.


         Joseph Neubauer, age 54, has been Chairman and Chief Executive Officer of The ARAMARK Corporation (formerly known as The ARA Group), Philadelphia, Pennsylvania, a holding company engaged in the food service industry, since 1984. He is also a member of the boards of directors of ARAMARAK Corporation, Bell Atlantic Corporation, First Union Corporation, and Penn Mutual Life Insurance Company.


         Allen I. Questrom, age 56, has been Chairman of the Board and Chief Executive Officer of Federated since February 1990. Prior thereto he was President and Chief Executive Officer of the Neiman-Marcus division of the Neiman- Marcus Group, Inc., Chestnut Hill, Massachusetts, a specialty retailer, from September 1988 to February 1990. Mr. Questrom is also a member of the board of directors of The Interpublic Group of Companies, Inc.

         Laurence A. Tisch, age 73, has been Co-Chairman of the Board of Directors (since 1994) and Co-Chief Executive Officer (since 1988) of Loews Corporation, New York, New York, a diversified financial corporation. He served as Chairman (from 1960 to 1994) and Chief Executive Officer of Loews Corporation from 1960 to 1988. Mr. Tisch was, until November 24, 1995, also a director (since 1985), Chairman (since 1990), and President and Chief Executive Officer (since January 1987) of CBS, Inc., New York, New York, a radio and television broadcaster. Mr. Tisch is also Chief Executive Officer and a director of CNA Financial Corporation (and of its insurance subsidiaries), Chicago, Illinois, a property and life insurer, and a director of the Bulova Corporation, a subsidiary of Loews Corporation. Mr. Tisch is a member of the board of directors of Automatic Data Processing, Inc. and a trustee of Petrie Stores Liquidating Trust.

         Ronald W. Tysoe, age 43, has been Vice Chairman and Chief Financial Officer of Federated since April 1990. Prior thereto he was President and Treasurer of Federated Stores, Inc., the former indirect parent of Federated ("FSI"), from 1987 to 1992, Chief Financial Officer of FSI from April 1990 to February 1992.


         Paul W. Van Orden, age 68, has been Executive in Residence, Columbia University, Graduate School of Business (since January 1992). Prior thereto, he was Executive Vice President, Corporate Executive Office of General Electric Company, Fairfield, Connecticut, a diversified holding company, from 1986 to 1991. Mr. Van Orden is also a member of the board of directors of Sunbeam Company, Inc., a member of the Advisory Board of the Columbia University School of International and Public Affairs, and Vice Chairman of the Board of the Business Council for International Business Understanding.


         Karl M. Von Der Heyden, age 59, has been affiliated with The Clipper Group, a merchant banking firm, since August 1994. Prior to joining The Clipper Group, he was President and Chief Executive Officer of Metallgesellschaft Corp., Frankfurt, Germany, a diversified holding company, from December 1993 until July 1994. He was previously Co- Chairman and Chief Executive Officer of RJR Nabisco, Inc. from March to June 1993 and was Executive Vice President and Chief Financial Officer of RJR Nabisco from 1989 to 1993. Mr. von der Heyden is also a member of the board of directors of BT Office Product International, The Country Baskets Index Fund, Inc., and Trizec Corporation, Ltd., a Canadian company.


         Marna C. Whittington, age 48, is a partner with the investment firm of Miller, Anderson & Sherrerd, LLP, a division of Morgan Stanley Asset Management, where she has been employed since 1992. Prior thereto, she was executive vice president of the University of Pennsylvania since 1988. Dr. Whittington is also a member of the board of directors of Rohm & Haas Company.


         James M. Zimmerman, age 52, has been President and Chief Operating Officer of Federated since May 1988 and President of Broadway since October 1995. Mr. Zimmerman is also a member of the board of directors of Broadway.

         Executive Officers. Set forth below is certain information concerning each person currently serving as an executive officer of Federated who is not also a director of Federated. Each such person is a citizen of the

United States, and the business address of each such person is Federated Department Stores, Inc., 7 West Seventh Street, Cincinnati, Ohio 45202.

         Thomas G. Cody has been Executive Vice President -- Legal and Human Resources of Federated since May 1988.

         Dennis J. Broderick has been Secretary of Federated since July 1993, Senior Vice President and General Counsel of Federated since January 1990 and Vice President and Treasurer of Broadway since October 1995; prior thereto, he served as Vice President and General Counsel of Allied Stores, Inc., a predecessor of Federated, and General Counsel of Federated since May 1988 and Vice President of Federated since February 1988. Mr. Broderick is also a member of the board of directors of Broadway.

         John E. Brown has been Senior Vice President of Federated since September 1988 and Controller of Federated since January 1992.

         Karen M. Hoguet has been Senior Vice President -- Planning of Federated since April 1991 and Treasurer of Federated since January 1992; prior thereto, she served as Vice President of Federated and Allied since December 1988.

SELECTED FINANCIAL INFORMATION

         Set forth below is certain selected summary consolidated financial information for Federated which was derived from its Annual Report on Form 10-K for the fiscal year ended January 28, 1995 (the "Federated Form 10-K") and its Quarterly Report on Form 10-Q (the "Federated Form 10-Q") for the fiscal quarter ended October 28, 1995, each of which may be inspected and copied or obtained as described in "Additional Information." The information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the information (including Federated's financial statements and the notes thereto) contained in the Federated Form 10-K and Federated Form 10-Q.

                     SELECTED ANNUAL FINANCIAL INFORMATION
                                 FOR FEDERATED

                                              Fiscal Year        Fiscal Year      Fiscal Year      Fiscal Year     Fiscal Year
                                                 Ended             Ended            Ended            Ended            Ended
                                              January 28,        January 29,      January 30,      February 1,     February 2,
                                                  1995              1994              1993            1992             1991
                                              ------------       -----------      ------------    ------------     ------------
                                                                         (Dollar amount in thousands)
CONSOLIDATED STATEMENT OF OPERATIONS DATA (1):
  Net sales, including leased department
    sales . . . . . . . . . . . . . . . . .   $  8,315,877       $ 7,229,406      $  7,079,941    $  6,932,323     $  7,141,983
                                              ------------       -----------      ------------    ------------     ------------
  Cost of sales . . . . . . . . . . . . . .      5,131,363         4,373,941         4,229,396       4,202,223        4,394,976
  Selling, general and administrative
    expenses  . . . . . . . . . . . . . . .      2,549,122         2,323,546         2,420,684       2,463,128        2,611,834
  Business integration and consolidation
    expenses  . . . . . . . . . . . . . . .         85,867              --                --              --               --
  Charitable contribution to Federated
    Department Stores Foundation  . . . . .           --                --                --              --               --
                                              ------------       -----------      ------------    ------------     ------------
  Operating income  . . . . . . . . . . . .        549,525           531,919           429,861         266,972          135,173
  Interest expense (2)  . . . . . . . . . .       (262,115)         (213,544)         (258,211)       (504,257)        (639,527)
  Interest income . . . . . . . . . . . . .         43,874            49,405            60,357          67,260           83,585
                                              ------------       -----------      ------------    ------------     ------------
  Income (loss) before reorganization
    items, income taxes, extraordinary items
    and cumulative effect of change in
    accounting principle  . . . . . . . . .        331,284           367,780           232,007        (170,025)        (420,769)
  Reorganization items (3)  . . . . . . . .           --                --                --        (1,679,936)        (127,032)
  Federal, state and local income tax
    (expense) benefit . . . . . . . . . . .       (143,668)         (170,987)          (99,299)        613,989          276,355
  Extraordinary items (4) . . . . . . . . .           --              (3,545)          (19,699)      2,165,515             --
  Cumulative effect of change in
    accounting principle (5)  . . . . . . .           --                --                --           (93,151)            --
                                              ------------       -----------      ------------    ------------     ------------
  Net income (loss) . . . . . . . . . . . .   $    187,616       $   193,248      $    113,009    $    836,392     $   (271,446)
                                              ============       ===========      ============    ============     ============
Earnings per Share of Common Stock (6):
  Income before extraordinary items . . . .   $       1.41       $      1.56      $       1.19    $       --       $       --
  Extraordinary items . . . . . . . . . . .           --                (.03)             (.18)           --               --
  Net income  . . . . . . . . . . . . . . .           1.41              1.53              1.01            --               --
  Fully diluted earnings per share  . . . .           1.40              1.50              1.01            --               --

Cash dividends per common share . . . . . .           --                --                --              --               --

Average number of shares outstanding (6)  .        132,862           126,293           111,350            --               --

Depreciation and amortization . . . . . . .   $    285,861       $   229,781      $    230,124    $    260,884     $    278,227

Capital expenditures  . . . . . . . . . . .   $    397,664       $   312,960      $    207,931    $    201,631     $     93,143


BALANCE SHEET DATA (AT YEAR END) (1):
  Cash  . . . . . . . . . . . . . . . . . .   $    206,490       $   222,428      $    566,984    $  1,002,482     $    453,560
  Working capital . . . . . . . . . . . . .      2,478,376         1,967,569         2,227,336       1,923,812        1,957,037
  Total assets  . . . . . . . . . . . . . .     12,379,712         7,419,427         7,019,770       7,501,145        9,150,056
  Total assets less excess of cost over
    net assets acquired . . . . . . . . . .     11,831,165         7,081,707         6,663,288       7,125,901        7,293,142
  Short-term debt . . . . . . . . . . . . .        463,042            10,099            12,944         771,605          309,268
  Liabilities subject to settlement under
    reorganization proceedings  . . . . . .           --                --                --              --          6,475,129
  Long-term debt (including preferred
    shares) . . . . . . . . . . . . . . . .      4,529,220         2,786,724         2,809,757       3,176,687        1,361,778
  Shareholders' equity (deficit)  . . . . .      3,639,610         2,278,244         2,074,980       1,454,132       (1,398,528)

OTHER DATA:

  Book value per share (at year end) (6)   .         19.93             18.03             16.46            --               --
  Ratio of earnings to fixed charges (7) . .         1.99x             2.33x             1.72x            --               --
  Deficiency of earnings to fixed
    charges (7)  . . . . . . . . . . . . . .          --                --                 --        1,850,143(8)       548,799(8)

(1) As a result of Federated's emergence from bankruptcy and its adoption of fresh-start reporting as of February 1, 1992, Federated's Consolidated Balance Sheets at and after February 1, 1992 and its Consolidated Statements of Operations for periods after February 1, 1992 are not comparable to the Consolidated Financial Statements for prior periods and therefore are separated by a black line.

(2) Excludes interest on unsecured prepetition indebtedness of $301,576,000 and $290,979,000, respectively, for fiscal 1991 and fiscal 1990.

(3) Reflects the net expense incurred in connection with Federated's chapter 11 reorganization.

(4) The extraordinary items for 1993 and 1992 were costs associated with the prepayment of certain Federated debt. The extraordinary item for 1991 was a gain resulting from the discharge of prepetition claims pursuant to Federated's plan of reorganization.

(5) Reflects the cumulative effect of the adoption of SFAS No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions," as of February 1, 1992.

(6) Per share and share data are not represented for periods during which there were no publicly held shares of common stock of Federated.

(7) For purposes of computing the ratio (or deficiency) of earnings to fixed charges, earnings consist of income before income taxes and extraordinary items plus fixed charges (excluding capitalized interest). Fixed charges represent interest incurred, amortization of debt expense, and that portion of rental expense on operating leases deemed to be the equivalent of interest.

(8) Excludes interest on unsecured prepetition indebtedness of $301,576,000 and dividends on preferred stock of $47,405,000 for fiscal 1991 and interest on unsecured prepetition indebtedness of $290,979,000 and dividends on preferred stock of $47,405,000 for fiscal 1990.

                     SELECTED INTERIM FINANCIAL INFORMATION
                                 FOR FEDERATED

                                                                                             39 Weeks Ended
                                                                                      ---------------------------
                                                                                        October 28,  October 29,
                                                                                           1995          1994
                                                                                      ---------------------------
                                                                                           (Dollar amount in
                                                                                               thousands)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Net sales, including leased department sales  . . . . . . . . . . . . . . . . . . .    $9,783,624   $5,176,542
                                                                                         ----------   ----------
  Cost of sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     6,015,413    3,169,401
  Selling, general and administrative expenses  . . . . . . . . . . . . . . . . . . .     3,413,526    1,688,442
  Business integration and consolidation expenses . . . . . . . . . . . . . . . . . .       211,479       27,005
  Charitable contribution to Federated Department Stores Foundation . . . . . . . . .        25,581           --
                                                                                         ----------   ----------
  Operating income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       117,625      291,694
  Interest expense  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (365,775)    (177,578)
  Interest income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        34,718       32,555
                                                                                         ----------   ----------
  Income (loss) before income taxes . . . . . . . . . . . . . . . . . . . . . . . . .      (213,432)     146,671
  Federal, state and local income tax benefit (expense) . . . . . . . . . . . . . . .        43,112      (66,334)
                                                                                         ----------   ----------
  Net income (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $ (170,320)  $   80,337
                                                                                         ==========   ==========

Earnings per Share of Common Stock:
  Net income (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $     (.91)  $      .63
  Fully diluted earnings per share  . . . . . . . . . . . . . . . . . . . . . . . . .          (.90)         .63

Cash dividends per common share . . . . . . . . . . . . . . . . . . . . . . . . . . .            --           --

Average number of shares outstanding  . . . . . . . . . . . . . . . . . . . . . . . .       187,508      126,545

BALANCE SHEET DATA (AT QUARTER END):
  Cash  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  158,027   $  125,924
  Working capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3,259,869    1,928,036
  Total assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    15,354,202    8,169,305
  Total assets less excess of cost over net assets acquired . . . . . . . . . . . . .    14,642,954    7,845,657
  Short-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       941,375      441,621
  Long-term debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     5,943,473    2,723,777
  Shareholders' equity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     4,023,840    2,364,521

OTHER DATA:

  Book value per share (at quarter end)   . . . . . . . . . . . . . . . . . . . . . .         19.87        18.68

  Ratio of earnings to fixed charges (1)  . . . . . . . . . . . . . . . . . . . . . .            --        1.63x

  Deficiency of earnings to fixed charges (1)   . . . . . . . . . . . . . . . . . . .       214,323           --


(1) For purposes of computing the ratio (or deficiency) of earnings to fixed charges, earnings consist of income before income taxes and extraordinary items plus fixed charges (excluding capitalized interest). Fixed charges represent interest incurred, amortization of debt expense, and that portion of rental expense on operating leases deemed to be the equivalent of interest.

MERGER SUB


         Merger Sub was incorporated in Delaware in March 1996 solely for the purpose of effecting the Merger. Merger Sub is a wholly owned subsidiary of Federated and, as of the date of this Information Statement, had no material assets, liabilities or operations. Merger Sub's principal executive offices are located at 7 West Seventh Street, Cincinnati, Ohio 45202. The persons who serve as the director and executive officers of Merger Sub are the same persons who serve as directors and executive officers of Broadway. See "Certain Information Concerning Broadway -- Directors and Executive Officers."

                             ADDITIONAL INFORMATION

         Each of Broadway and Federated currently is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, files periodic reports, proxy statements, and other information with the Commission. Such reports, proxy statements, and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such reports, proxy statements, and other information also can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents which have been filed by Broadway with the Commission are hereby incorporated by reference in this Information Statement:
(i) Annual Report on Form 10-K for the 52 week period ended January 28, 1995,
(ii) Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 1995,
(iii) Quarterly Report on Form 10-Q for the fiscal quarter ended July 29, 1995,
(iv) Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 1995, and (v) Current Reports on Form 8-K, dated March 6, 1995, June 29, 1995, August 11, 1995 (as amended by an amendment on Form 8-K/A dated November 7,
1995), and August 14, 1995 (as amended by an amendment on Form 8-K/A dated August 14, 1995). The following documents which have been filed by Federated with the Commission are hereby incorporated by reference in this Information
Statement: (i) Annual Report on Form 10-K for the fiscal year ended January 28, 1995, (ii) Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 1995, (iii) Quarterly Report on Form 10-Q for the fiscal quarter ended July 29, 1995, (iv) Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 1995, and (v) Current Reports on Form 8-K, dated September 21, 1995, September 22, 1995, September 26, 1995, September 27, 1995, October 4, 1995, and October 11, 1995. The financial statements of Macy's contained in Macy's Annual Report on Form 10-K for the fiscal year ended July 30, 1994 and in Macy's Quarterly Report on Form 10-Q for the quarter ended October 29, 1994 are hereby incorporated by reference in this Information Statement.

         All documents and reports filed by either Federated or Broadway pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Information Statement and prior to the Effective Time are deemed to be incorporated by reference in this Information Statement and to be a part hereof from the dates of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein is deemed to be modified or superseded for purposes of this Information Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Information Statement.

         This Information Statement incorporates by reference documents which are not delivered herewith. These documents, other than exhibits to such documents, are available, without charge, to any person, including any beneficial owner of Broadway Preferred Stock to whom this Information Statement is delivered, on written or oral request to Federated Department Stores, Inc., 7 West Seventh Street, Cincinnati, Ohio 45202: Attention: Susan R. Robinson (telephone number (513) 579-7780).


                                 MISCELLANEOUS


         Broadway and Federated have filed with the Commission a Transaction Statement on Schedule 13E-3 pursuant to Rule 13e-3 under the Exchange Act, furnishing certain additional information with respect to the Merger. Such statement and amendments thereto may be examined and copies may be obtained at the places and in the manner set forth above (except that they will not be available in the regional offices of the Commission).

         No person has been authorized to give any information or to make any representations not contained in this Information Statement, and if given or made, such information or representation should not be relied upon as having been authorized. The delivery of this Information Statement shall not, under any circumstances, create any implication that there has been no change in the information set forth herein, in the documents incorporated herein by reference or in the affairs of Federated or Broadway since the date of this Information Statement or the date of any such incorporated documents.

         Questions and requests for assistance or additional copies of this Information Statement, the Letter of Transmittal or other documents accompanying this Information Statement should be directed to Susan R. Robinson, Vice President -- Investor Relations of Federated, in writing at 7 West Seventh Street, Cincinnati, Ohio 45202, or by telephone at (513) 579-7780.



                                        BROADWAY STORES, INC.



March 28, 1996

                                                                         Annex I


              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW


Section  262.    APPRAISAL RIGHTS.

         (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection
(d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.


         (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Sections 251 (other than a merger effected pursuant to subsection (g) of Section 251), 252, 254, 257, 258, 263 or 264 of this title:



                 (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of Section 251 of this title.


                 (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

                         a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof:

                         b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

                         c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

                         d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

                 (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

         (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

         (d)     Appraisal rights shall be perfected as follows:

                 (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

                 (2) If the merger or consolidation was approved pursuant to Section 228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

         (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

         (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

         (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

         (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection
(f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

         (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

         (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

         (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection
(e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

         (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                        Annex II



                         HOULIHAN LOKEY HOWARD & ZUKEN


                      A SPECIALTY INVESTMENT BANKING FIRM





March 19, 1996





Pension and Profit Sharing Committee for the


Carter Hawley Hale Savings and Investment Plan




Ladies and Gentlemen:



At your request, on behalf of the Pension and Profit Sharing Committee (the "Committee" hereinafter) for the Carter Hawley Hale Savings and Investment Plan (the "Plan" hereinafter), we have made an analysis of 411.6 shares of Broadway Stores, Inc. ("Broadway") Series A Preferred Stock, par value $0.01 per share (the "Broadway Preferred Stock") held by the Plan, and submit this letter on our findings.



The purpose of this analysis was to express an opinion (the "Opinion") as to the fair market value, as of March 19, 1996 (the "Valuation Date"), of the Broadway Preferred Stock. We understand the Opinion will be used by the Committee as a valuation basis in connection with the Committee's evaluation of whether the merger price ("Merger Price") to be paid by Federated Department Stores, Inc. ("Federated") per share of Broadway Preferred Stock in connection with the merger (the "Merger") of "Merger Sub" with and into "Broadway" constitutes "adequate consideration" for such Broadway Preferred Stock. For purposes of this Opinion, the terms "Merger Price", "Merger", "Merger Sub" and Broadway have the meanings given thereto in the Notice of Action by Written Consent and Availability of Appraisal Rights and Certain Other Matters ("Notice" hereinafter) that was filed in preliminary form by Broadway with the Securities and Exchange Commission on Schedule 14C ("Schedule 14C") and will be distributed by Broadway to certain holders of the Broadway Preferred Stock; and the term "adequate consideration" has the meaning given thereto in DOL Proposed Regulation Section 2510.3-18.







                        31 West 52nd Street, 11th Floor
                         New York, New York  10019-6118
                    Tel. (212) 582-5000  Fax (212) 582-7405

Pension and Profit Sharing Committee for the
Carter Hawley Hale Savings and Investment Plan
March 19, 1996                                                       Page - 2-




Broadway is a Delaware corporation engaged in the operation of department stores in California and in the Southwestern United States. Corporate headquarters are located in Cincinnati, Ohio. As a result of a merger agreement entered into on August 14, 1995 which provided for the merger of a wholly owned subsidiary of Federated ("Newco") with and into Broadway (the "1995 Merger"), Broadway became a subsidiary of Federated on October 11, 1995. At the effective time of the 1995 Merger, (i) each then outstanding share of Broadway common stock ("Old Broadway Common Stock" hereinafter) was converted into the right to receive 0.27 shares of common stock of Federated ("Federated Common Stock" hereinafter), (ii) each then outstanding share of Broadway preferred stock ("Old Broadway Preferred Stock" hereinafter) was converted into
 .001 of a share of Broadway Preferred Stock, and (iii) each then outstanding share of common stock of Newco was coverted into 370.44 shares of Broadway common stock ("Broadway Common Stock" hereinafter). As of the Valuation Date ownership of Broadway was represented by 37,044 common shares and 738.1 shares of Series A Preferred Stock, par value $0.01 outstanding.



The rights and preferences of the Broadway Series A Preferred Stock are such that .001 of a share has rights and preferences substantially identical to those of one share of Old Broadway Preferred Stock. Prior to the 1995 Merger, each outstanding share of Old Broadway Preferred Stock was exchangeable for one warrant (an "Old Broadway Warrant") to purchase one share of Old Broadway Common Stock for a purchase price of $17.00. As a result of the 1995 Merger, each Old Broadway Warrant became and continues to be exercisable to purchase
0.27 shares of Federated Common Stock for a purchase price of $17.00 (i.e., $62.96 per whole share of Federated Common Stock). Similarly, each .001 of a share of Broadway Preferred Stock is exchangeable for one warrant (a "Broadway Warrant") to purchase 0.27 shares of Federated Common Stock for a purchase price of $17.00 (i.e., $62.96 per whole share of Federated Common Stock).



The term "fair market value," as used herein, is defined as the price at which the Broadway Preferred Stock would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and both parties are able, as well as willing, to trade and are well-informed about the asset and the market for that asset.



It is Houlihan Lokey's understanding, upon which it is relying, that the Committee and any other recipient of the Opinion will consult with and rely solely upon their own legal counsel with respect to said definitions. No representation is made herein, or directly or indirectly by the Opinion, as to any legal matter or as to the sufficiency of said definitions for any purpose other than setting forth the scope of Houlihan Lokey's Opinion hereunder.

Pension and Profit Sharing Committee for the
Carter Hawley Hale Savings and Investment Plan
March 19, 1996                                                        Page -3-




In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:



         o held discussions with representatives of Broadway and Federated regarding the Broadway Preferred Stock;



         o reviewed certain publicly available information regarding Federated and Broadway;



         o reviewed historical market prices and trading volume for certain of Federated and Broadway's publicly traded securities;



         o       reviewed copies of the following documents:



                 (i) Proxy Statement of Broadway Stores, Inc. And Prospectus of Federated Department Stores, Inc. dated September 8, 1995;



                 (ii) Schedule 14C - Information Statement filed with the SEC for Broadway Stores, Inc. dated February 20, 1996;



                 (iii) Series E Warrant Agreement;



                 (iv) Disclosure Statement and Plan of Reorganization for Carter Hawley Hale Stores, Inc. dated July 28, 1992; and



         o conducted such other studies, analyses and inquiries as we have deemed appropriate.



We have not independently verified the accuracy and completeness of the information supplied to us with respect to Broadway and Federated and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of either Broadway or Federated. Our opinion is necessarily based on business, economic, market and other conditions as they existed and could be evaluated by us as of the date of this letter.



In our analysis, the value of the Broadway Preferred Stock has been developed by: (a) comparing its rights, preferences and privileges with those of comparable publicly traded preferred stocks; (b) analyzing its key financial ratios (pre-tax fixed charge coverage, total asset coverage, total debt

Pension and Profit Sharing Committee for the
Carter Hawley Hale Savings and Investment Plan
March 19, 1996                                                        Page -4-




to common equity etc.) with those of comparable publicly traded preferred stocks; and (c) analyzing changes in interest rates and the price of Federated's common stock.



In general, the most important factors to be considered in determining the value of convertible or exchangeable preferred stock are its yield, dividend coverage, conversion features, call protection, common stock volatility and liquidation preference. However, the analysis must also consider those rights and privileges that might affect value, including whether or not the dividend is cumulative, payable in kind or in cash, the voting rights and control vested with the preferred stock, and the redemption features of the preferred stock.



PREFERRED STOCK VALUATION



VALUATION OF PREFERRED STOCK RIGHTS AND PRIVILEGES:  GENERAL CONCEPTS



Payment of yield on preferred securities is dependent on the ability of the corporation to generate cash flow in excess of normal working capital requirements. Further, the decision to distribute cash flow is at the discretion of the corporation's board of directors, subject to possible restrictions under applicable law and debt instruments to which the corporation is a party. To the extent that distributions are permitted but not made, retained earnings would inure principally to the benefit of the residual or growth interests. Thus, noncumulative preferred interests (without yield-paying capacity or discretionary control) have the disadvantage of not being able to compel the payment of current or past dividend distributions. Consequently, most publicly traded preferred stocks address this investor concern by offering a cumulative feature. That is, if any preferred dividends are omitted, the arrears must be paid before distributions can be made to common shareholders. Without yield-paying capacity or the capability of enforcing payment of yield, the noncumulative feature may be virtually worthless.



The degree of control exercisable by the preferred shareholders is another important consideration. While some preferred interests possess voting control, other interests may have only conditional voting privileges (i.e., if dividends are in arrears for a specified period of time). If a preferred interest enjoys voting control, its value is enhanced significantly. The ability to compel the payment of distributions (when discretionary), or to liquidate the corporation in order to realize the preferred interest's claim to underlying assets, and to influence managerial policy, all serve to provide downside risk protection; accordingly, this reduces the effective dividend yield rate required by a preferred interest holder.

Pension and Profit Sharing Committee for the
Carter Hawley Hale Savings and Investment Plan
March 19, 1996                                                       Page -5-




Convertibility is another feature that may be offered in a preferred interest. In most publicly traded issues a convertible preferred stock can be exchanged for a specific number of common shares (or warrants as in the case of the Broadway Preferred Stock) at a specified price. In certain circumstances, this privilege may enable the preferred stockholder to share in a company's potential growth and still enjoy the relatively lower risks and steadier return on the preferred stock. Thus, the price paid for the convertible preferred will be a function of the price of the common stock and the effective yield rate.



Liquidation preference is a right enjoyed by virtually all preferred interests. In certain circumstances, the ability to receive one's original capital contribution before other interests receive liquidation proceeds may represent a substantial cushion against downside risk, especially when the preferred interest represents a very high portion of total capital, when corporate assets are in volatile industries, or when corporate assets are relatively illiquid. Liquidation preference, coupled with the ability to compel liquidation, represents another way of realizing one's claim on underlying assets, assuming corporate assets are sufficient to satisfy the preference claim.



A participation feature allows the preferred interest to participate in any remaining liquidation distributions, once the respective preference amounts have been satisfied. While this feature is uncommon among publicly traded preferred stocks, it may be found in those securities or interests where a "sweetener" is needed to supplement inadequate yield- paying ability. These general considerations form a basis for our analysis, which now focuses on the specific factors of the subject preferred stock.



RIGHTS AND PRIVILEGES OF THE BROADWAY PREFERRED STOCK



Our analysis of the Broadway Preferred Stock is predicated upon the rights and privileges of the security, as described in Schedule 14C. This document indicates that the Broadway Preferred Stock has the following summary rights, privileges, provisos, and limitations:



     (a)     stated par value of $0.01 per share;



     (b) liquidation preference equal to $250.00 per whole share upon any liquidation, dissolution, or winding up of Broadway;



     (c) non-cumulative cash dividends equal to $50.00 per whole share per annum payable in arrears, if, as and when declared by Broadway's board of directors, on September 15th of each year;

Pension and Profit Sharing Committee for the
Carter Hawley Hale Savings and Investment Plan
March 19, 1996                                                        Page -6-



[/R]
     (d) exchange rights, pursuant to which (absent the Merger) the holder prior to the close of business on October 8, 1999 could exchange each .001 of a share of Broadway Preferred Stock for a Broadway Warrant. Each Broadway Warrant entitles the holder to purchase
             0.27 shares of Federated Common Stock for $17.00 (or conversely, one whole share of Federated Common Stock for a purchase price equal to $62.96);
[/R]


     (e) redeemable at the option of Broadway at any time after October 8, 1999 at a price equal to $250.00 per whole share; and



     (f) one vote per each whole share of Broadway Preferred Stock, voting together with the Broadway Common Stock as a single class.



In connection with our review of the Schedule 14 C, we have assumed all the provisions of the Broadway Preferred Stock therein contained are valid and effective according to their respective terms.



VALUATION CONSIDERATIONS REGARDING THE RIGHTS AND PRIVILEGES OF THE BROADWAY PREFERRED STOCK



Our valuation analysis of the Broadway Preferred Stock in this section will focus on an examination of its rights and privileges before an assessment of its financial characteristics and the ultimate determination of the value of the Broadway Preferred Stock held by the Plan.



DIVIDENDS. As noted earlier, cash dividends on the Broadway Preferred Stock are non-cumulative and payable in arrears in cash on September 15 if declared by the Board of Directors of Broadway in an amount equal to $50.00 per whole share. Broadway has not historically paid, and is not expected to pay dividends on the Broadway Preferred Stock.



REDEMPTION. The redemption feature for the Broadway Preferred Stock allows Broadway to repurchase the security from the holders at any time after October 8, 1999 at a price equal to $250.00 per whole share. If a preferred security is paying a reasonable dividend a redemption provision generally detracts value (increases the required yield) if it allows a company to redeem the preferred securities on terms favorable to the company, thus exposing the security holder to "redemption risk." Fixed rate preferred stock trading in the public marketplace often faces this risk if stated coupon yields are above market rates--should the company redeem the security, the

Pension and Profit Sharing Committee for the
Carter Hawley Hale Savings and Investment Plan
March 19, 1996                                                        Page -7-




investor loses the benefit of the high coupon. Although a holder of Broadway Preferred Stock is protected from redemption for approximately three and a half years from the Valuation Date, this call protection is virtually worthless due to the fact that the Broadway Preferred Stock has not, and is not expected to, pay any dividends.



LIQUIDATION PREFERENCE. As described above, the liquidation preference right allows the holder of Broadway Preferred Stock a preference as to distribution of assets in the event of liquidation of up to $250.00 per whole share. Common stockholders thus provide a capital cushion that reduces the risk of capital loss in the event of financial distress or dissolution.



EXCHANGE RIGHT. Holders of the Broadway Preferred Stock have the right to exchange at any time prior to October 8, 1999 each .001 of a share of Broadway Preferred Stock for one Broadway Warrant. In certain circumstances, an investor purchasing a convertible security receives the advantages of a more senior security, that is, safety of principal in terms of a prior claim to assets over common equity holders and relative income stability at a known rate. If the common stock of the issuer increases in value, the convertible security will usually rise to reflect the increased value of the underlying common stock. If the price of the underlying common stock declines, the price of the convertible security will probably decline as well, but only to the point where it yields a satisfactory return on its value as a straight preferred stock. Accordingly, in certain circumstances, convertibility may lower the yield otherwise required by an investor in a non-convertible preferred security due to the valuable conversion option embedded in the security.



WARRANT VALUATION



As stated in our discussion of exchange rights, an exchange option may lower the yield otherwise demanded by investors in preferred stock issues. The precise amount is difficult to gauge by comparing the subject company preferred stock to publicly traded convertible preferred stocks due to the varying parameters of the conversion options of these securities. For purposes of this analysis, we have valued the exchange right using the Black-Scholes option pricing model, a widely accepted valuation model that has been empirically tested and determined to reasonably approximate the value of warrants and options. The value of the call option or warrant stems from the probability that at expiration the value of the underlying common stock may exceed the call option or warrant's exercise price. The Black-Scholes model requires six inputs, summarized as follows:

Pension and Profit Sharing Committee for the
Carter Hawley Hale Savings and Investment Plan
March 19, 1996                                                       Page -8-




         1. THE VALUE OF THE UNDERLYING COMMON STOCK. Each whole share of Broadway Preferred Stock is exchangeable at any time prior to October 8, 1999 into 1,000 Broadway Warrants which entitle the holder to purchase Federated common stock that has a marketable minority interest value using a 10 day average price as of the Valuation Date of $33.04 per share. As the market value of the common stock appreciates, the call option becomes more valuable.



         2. THE DIVIDEND ON THE COMMON STOCK. Federated did not pay any common dividends in fiscal 1995 and is not expected to pay a dividend in the near future. A call option or warrant on dividend paying stocks is worth less, all other factors being equal, because less capital inures to the benefit of shareholders in the form of capital appreciation (also enjoyed by option holders), and more capital is distributed in the form of current return (not enjoyed by option or warrant holders).



         3. THE EXERCISE PRICE. The exercise price is the consideration paid upon exercise of the option. In general, the higher the exercise price, the lower the value of the call option or warrant. In the case of the Broadway Preferred Stock, the exercise price is equal to $17.00 per Broadway Warrant or $62.96 per whole share of Federated Common Stock.



         4. VOLATILITY. Volatility is characterized by the relative movement of a stock price measured over a specified period of time. The greater the price volatility of a security, the greater the value of the conversion option or warrant, all other factors being equal.



         5. RISK-FREE RATE. The higher the interest rate is, the lower the cost of exercising the call option or warrant in present value terms.



         6. TIME TO EXPIRATION OF OPTION. Absent the Merger, holders of the Broadway Preferred Stock could exchange their security for a Broadway Warrant at any time prior to October 8, 1999. In general, the longer the time until the expiration of the option, the greater the value of the option because of the greater potential for appreciation of the underlying common stock.



Because dividends on the Broadway Preferred Stock are not anticipated to be paid prior to redemption and the holders cannot force redemption of the Broadway Preferred Stock, we have concluded that the security as a non-convertible preferred stock does not have any significant value other than the present value of an anticipated redemption by Broadway (at $250.00 per whole share) at the earliest redemption date on October 9, 1999. Based on our analysis the

Pension and Profit Sharing Committee for the
Carter Hawley Hale Savings and Investment Plan
March 19, 1996                                                        Page -9-




aggregate present value of the hypothetical redemption proceeds to be paid to the Plan is approximately $83,600 or $203.00 per whole share of Broadway Preferred Stock held by the Plan as of the Valuation Date. However, because the Broadway Preferred Stock is exchangeable into Broadway Warrants we have incorporated the value of the Broadway Warrants in our analysis of the fair market value of the Broadway Preferred Stock.



In analyzing the value of the Broadway Warrants we have utilized the Black Scholes Option Pricing Model (as described above) and considered the recent trading history of certain publicly traded warrants on Broadway stock. In addition, we have also taken into consideration the Broadway Warrants' inherent lack of liquidity. Based on our analysis the aggregate value of the Broadway Warrants that would be received upon a hypothetical exchange of all of the Broadway Preferred Stock held by the Plan is $123,480 or $300.00 per whole share of Broadway Preferred Stock held by the Plan as of the Valuation Date.



Based upon the investigation, premises, provisos, and analyses outlined above, and subject to the attached "LIMITING FACTORS AND OTHER ASSUMPTIONS," it is our opinion that, as of March 19, 1996, the fair market value of 411.6 shares of Broadway Preferred Stock held by the Plan at that date is reasonably stated in the aggregate amount of ONE HUNDRED TWENTY-THREE THOUSAND FOUR HUNDRED AND EIGHTY DOLLARS ($123,480) or THREE HUNDRED DOLLARS ($300.00) per whole share of Broadway Preferred Stock.



In accordance with recognized professional ethics, our fees for this service are not contingent upon the opinion expressed herein, and neither Houlihan, Lokey, Howard & Zukin, Inc. nor any of its employees have a present or intended financial interest in either Broadway or Federated.



HOULIHAN, LOKEY, HOWARD & ZUKIN, Inc.



/s/ Houlihan, Lokey, Howard & Zukin, Inc.




Attachment

                                                                      ATTACHMENT



LIMITING FACTORS AND OTHER ASSUMPTIONS



In accordance with recognized professional ethics, the professional fee for this service is not contingent upon our conclusion of value, and neither Houlihan, Lokey, Howard & Zukin, Inc. nor any of its employees has a present or intended financial interest in Broadway or Federated.



The opinion of value expressed herein is valid only for the stated purpose and date of the appraisal.



Financial statements and other information provided by either Broadway or Federated or their representatives in the course of this investigation have been accepted, without further verification, as correctly reflecting Broadway and Federated's respective business conditions and operating results for the respective periods, except as specifically noted herein.



Public information and industry and statistical information are from sources we deem to be reliable; however, we make no representation as to the accuracy or completeness of such information, and have accepted the information without further verification.



The conclusions are based upon the assumption that present management would continue to maintain the character and integrity of the enterprise notwithstanding any sale, reorganization, or diminution of the owners' participation.



This letter and the conclusions stated herein are for the exclusive use of our client. Furthermore, the letter and conclusions are not intended by the author, and should not be construed by the reader, to be investment advice in any manner whatsoever. The conclusions reached herein represent the considered opinion of Houlihan, Lokey, Howard & Zukin, Inc., based upon information furnished to them by the Committee and other sources. The extent to which the conclusions and valuations arrived at herein should be relied upon, should be governed and weighted accordingly.



Neither all nor any part of the contents of this letter should be conveyed to the public through advertising, public relations, news, sales, mail, direct transmittal, or other media, without the prior written consent and approval of Houlihan, Lokey, Howard & Zukin, Inc.



No opinion, counsel or interpretation is intended in matters that require legal or other appropriate professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources.



Future services regarding the subject matter of this letter, including, but not limited to, testimony or attendance in court, shall not be required of Houlihan, Lokey, Howard & Zukin, Inc. unless previous arrangements have been made therefor in writing.

                                                                       Annex III


                          AGREEMENT AND PLAN OF MERGER


         This Agreement and Plan of Merger, dated as of March 20, 1996 (this "Agreement"), is made and entered into by and among Broadway Stores, Inc., a Delaware corporation (the "Company"), Federated Department Stores, Inc., a Delaware corporation ("Parent"), and Broadway Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub").


                                    RECITALS

         A. The Board of Directors of the Company has determined it is in the best interests of its stockholders for Merger Sub to merge with and into the Company on the terms set forth herein and has adopted a resolution approving this Agreement in accordance with Section 251 of the Delaware General Corporation Law ("DGCL").

         B. The Board of Directors of Merger Sub has determined it is in the best interests of its stockholders for Merger Sub to merge with and into the Company on the terms set forth herein and has adopted a resolution approving this Agreement in accordance with Section 251 of the DGCL.

         C. Pursuant to Section 228 of the DGCL, this Agreement has been duly adopted by the holders of a majority of the outstanding capital stock of the Company entitled to vote thereon, thereby satisfying the stockholder adoption requirements of Section 251 of the DGCL.

         D. Pursuant to Section 228 of the DGCL, this Agreement has been duly adopted by the holders of a majority of the outstanding capital stock of Merger Sub entitled to vote thereon, thereby satisfying the stockholder adoption requirements of Section 251 of the DGCL.

         NOW, THEREFORE, in consideration of the mutual covenants herein set forth, the parties hereto hereby agree as follows:

                                 I.  The Merger


         1.1 The Merger. At the Effective Time (as defined below), Merger Sub will be merged with and into the Company (the "Merger") in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the "DGCL"), and the separate corporate existence of Merger Sub will thereupon cease. The Company will be the surviving corporation in the Merger (as such, the "Surviving Corporation"). The Merger will have the effects specified in the DGCL.

         1.2 Effective Time. As soon as practicable on or following the date of this Agreement, Merger Sub and the Company will cause either this Agreement or a certificate of merger to be filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL. Upon the completion of such filing, the Merger will become effective in accordance with the DGCL. The time and date on which the Merger becomes effective is herein referred to as the "Effective Time."

         1.3 Certificate of Incorporation and By-Laws of Surviving Corporation. (a) The certificate of incorporation of the Company will be the certificate of incorporation of the Surviving Corporation from and after the Effective Time until amended in accordance with its terms and the DGCL.

         (b) The by-laws of the Company will be the by-laws of the Surviving Corporation from and after the Effective Time until amended in accordance with their terms and the DGCL.

         1.4 Directors and Officers of Surviving Corporation. (a) The members of the Board of Directors of the Company immediately prior to the Effective Time will be the members of the Board of Directors of the





                                     III-1

Surviving Corporation. All of the members of the Board of Directors of the Surviving Corporation will serve until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the by-laws of the Surviving Corporation.

         (b) The officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation. Such persons will continue as officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the by-laws of the Surviving Corporation.

                         II.  Conversion of Securities

         2.1 Conversion of Securities. (a) At the Effective Time, each share of Common Stock, par value $0.01 per share, of the Company (each, a "Company Common Share") issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be cancelled and retired without payment of any consideration therefor.


         (b) At the Effective Time, each one one-thousandth of a share of Series A Preferred Stock, par value $0.01 per share, of the Company (each, a "Company Preferred Share") issued and outstanding immediately prior to the Effective Time (other than any one one-thousandth of a Company Preferred Share held by a holder who demands and perfects the right for appraisal of such one one-thousandth of a share in accordance with the applicable provisions of the
DGCL) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive from Parent $0.50 in cash, without interest thereon (the "Consideration"). Each one one-thousandth of a Company Preferred Share so converted will, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be cancelled and retired, and each holder of a certificate previously representing any such one one-thousandth of a Company Preferred Share will thereafter cease to have any right with respect thereto, except the right to receive for such one one-thousandth of a Company Preferred Share, upon the surrender of such certificate in accordance with Section 2.2, the Consideration.


         (c) At the Effective Time, each share of Common Stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of Merger Sub or the holder thereof, be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation, which shares of Common Stock will constitute all of the issued and outstanding shares of capital stock of the Surviving Corporation immediately after the Effective Time.

         2.2 Payment for Company Preferred Shares. (a) At the Effective Time, Parent will make available to The Bank of New York (the "Paying Agent"), for the benefit of the holders of Company Preferred Shares, an amount sufficient to effect the delivery of the aggregate Consideration payable to the holders of the Company Preferred Shares pursuant to Section 2.1(b) (the cash so delivered to the Paying Agent being hereinafter referred to as the "Merger Consideration Fund"). Parent will instruct the Paying Agent to deliver the Consideration contemplated to be paid pursuant to Section 2.1(b) out of the Merger Consideration Fund, and not to use the Merger Consideration Fund for any other purpose.

         (b) Parent will instruct the Paying Agent to mail, promptly after the Effective Time, to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Company Preferred Shares or fractions thereof (the "Certificates") (i) a form of letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Paying Agent), (ii) instructions for use in effecting the surrender of the Certificates for payment of the Consideration in respect of the Company Preferred Shares (or fractions thereof) previously so represented thereby, and (iii) a notice of the Merger describing applicable appraisal rights under Section 262 of the DGCL. Upon surrender of Certificates for cancellation to the Paying Agent, together with such letter of transmittal duly executed and any other required documents, the holder of such Certificates will be entitled to receive the Consideration for each one one-thousandth of a Company Preferred Share previously represented thereby, and the Certificates so surrendered will promptly be cancelled. Until so surrendered,





                                     III-2

Certificates will represent solely the right to receive the Consideration. Notwithstanding the foregoing, neither the Paying Agent nor any party hereto will be liable to a holder of Company Preferred Shares for any Consideration delivered to a public official pursuant to applicable escheat law.

         (c) Any portion of the Merger Consideration Fund which remains unclaimed by the former holders of the Company Preferred Shares for one year after the Effective Time will be delivered to the Parent, and any former holders of the Company Preferred Shares will thereafter look only to Parent for payment of their claim for the Consideration in respect of such Company Preferred Shares.

         (d) Parent shall pay any amounts that become payable to holders of Company Preferred Shares pursuant to Section 262 of the DGCL.

         2.3 No Transfer after the Effective Time. No transfers of Company Preferred Shares will be made on the stock transfer books of the Company after the close of business on the day prior to the date of the Effective Time.

                              III.  Miscellaneous

         3.1 Termination. This Agreement may be terminated at any time prior to the Effective Time by either the Company or Merger Sub, upon written notice to the other parties hereto, notwithstanding any prior approval or adoption of this Agreement by the stockholders of either such party.

         3.2 Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto.

         3.3 Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflict of laws thereof.

         3.4 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered will be an original, but all such counterparts will together constitute one and the same instrument.





                                     III-3

         IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed as of the date first written above.

                                        BROADWAY STORES, INC.




                                        By:   /s/ DENNIS J. BRODERICK
                                              --------------------------------
                                              Dennis J. Broderick,
                                              Vice President



                                        FEDERATED DEPARTMENT STORES, INC.




                                        By:   /s/ DENNIS J. BRODERICK
                                              ---------------------------------
                                              Dennis J. Broderick,
                                              Senior Vice President



                                        BROADWAY MERGER SUB, INC.




                                        By:   /s/ DENNIS J. BRODERICK
                                              ---------------------------------
                                              Dennis J. Broderick,
                                              Vice President






                                     III-4